Exhibit 2.0

LOAN AND SECURITY AGREEMENT

THIS LOAN AND SECURITY AGREEMENT (this “Agreement”) dated as of November 18, 2016 (the “Effective Date”) between SILICON VALLEY BANK, a California corporation (“Bank”), and ESSA PHARMA INC., a corporation organized under the laws of the Province of British Columbia (“Parent”) and ESSA PHARMACEUTICALS CORP., a Texas corporation (“Essa U.S.”, and together with Parent, each a “Co-Borrower” and collectively “Co-Borrowers”), provides the terms on which Bank shall lend to Co-Borrowers and Co-Borrowers shall repay Bank. The parties agree as follows:

1       ACCOUNTING AND OTHER TERMS

Accounting terms not defined in this Agreement shall be construed following IFRS. For purposes of calculations made pursuant to the terms of this Agreement, IFRS will be deemed to treat operating leases and capital leases in a manner consistent with their current treatment under generally acceptable accounting principles as in effect on the Effective Date, notwithstanding any modifications or interpretive changes thereto that may occur thereafter. Calculations and determinations must be made following IFRS. Capitalized terms not otherwise defined in this Agreement shall have the meanings set forth in Section 13. All other terms contained in this Agreement, unless otherwise indicated, shall have the meaning provided by the Code to the extent such terms are defined therein.

2       LOAN AND TERMS OF PAYMENT

2.1        Promise to Pay. Co-Borrowers hereby unconditionally promise to pay Bank the outstanding principal amount of all Credit Extensions and accrued and unpaid interest thereon as and when due in accordance with this Agreement.

2.1.1    Term Loans.

(a)       Availability. On the Effective Date, subject to the satisfaction of the terms and conditions of this Agreement, Bank shall make one (1) term loan available to Co-Borrowers in an amount Eight Million Dollars ($8,000,000) (the “Term A Loan”). Thereafter, subject to the satisfaction of the terms and conditions of this Agreement, during the Draw Period, Parent may request and Bank shall make one (1) additional term loan available to Co-Borrowers in an amount Two Million Dollars ($2,000,000) (the “Term B Loan” and, together with the Term A Loan, the “Term Loans”).

(b)       Repayment. The Term Loans shall be “interest only” during the Interest-Only Period, with interest due and payable on the first day of each month. Beginning on the Amortization Start Date, and continuing on the first day of each month thereafter, Co-Borrowers shall repay the Term Loans in equal monthly installments of principal and interest (the “Term Loan Payment”) in a repayment schedule equal to (i) thirty-three (33) months if the Amortization Start Date is January 1, 2018 or twenty-seven (27) months if the Amortization Start Date is July 1, 2018. Co-Borrowers’ final Term Loan Payment, due on the Term Loan Maturity Date, shall include all outstanding principal and accrued and unpaid interest under the Term Loans. Once repaid, the Term Loans may not be reborrowed.

(c)       Prepayment.

(i)       Voluntary. Co-Borrowers shall have the option to prepay all, but not less than all, of the Term Loans advanced by Bank under this Agreement, provided Co-Borrowers (a) deliver written notice to Bank of their election to prepay the Term Loans at least thirty (30) days prior to such prepayment and (b) pay, on the date of such prepayment (i) all outstanding principal, plus accrued and unpaid interest thereon, (ii) the Final Payment, (iii) the Prepayment Fee, (iv) the Term B Loan Non-Usage Fee and (iv) all other sums, if any, that shall have become due and payable hereunder in connection with the Term Loans.

(ii)       Involuntary. If the Term Loans are accelerated during the continuance of an Event of Default, Co-Borrowers shall immediately pay to Bank an amount equal to the sum of (a) all outstanding principal, plus accrued and unpaid interest with respect to the Term Loans, (b) the Final Payment, (c) the Prepayment Fee, (d) the Term B Loan Non-Usage Fee and (e) all other sums, if any, that shall have become due and payable hereunder in connection with the Term Loans.

2.2       Intentionally Omitted.

2.3       Payment of Interest on the Credit Extensions.

(a)       Interest Rate. Subject to Section 2.3(b), the principal amount outstanding under the Term Loans shall accrue interest at a floating per annum rate equal to three percentage points (3.00%) above the Prime Rate, which interest shall be payable monthly.

(b)       Default Rate. Immediately upon the occurrence and during the continuance of an Event of Default, Obligations shall bear interest at a rate per annum which is three percentage points (3.0%) above the rate that is otherwise applicable thereto (the “Default Rate”). Fees and expenses which are required to be paid by Co-Borrowers pursuant to the Loan Documents (including, without limitation, Bank Expenses) but are not paid when due shall bear interest until paid at a rate equal to the highest rate applicable to the Obligations. Payment or acceptance of the increased interest rate provided in this Section 2.3(b) is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of Bank.

(c)       Adjustment to Interest Rate. Changes to the interest rate of any Credit Extension based on changes to the Prime Rate shall be effective on the effective date of any change to the Prime Rate and to the extent of any such change; provided that Bank shall endeavor to notify the Co-Borrowers of such rate change, but its failure to provide such notice shall not be deemed to be a breach under this Agreement.

(d)       Payment; Interest Computation. Interest is payable monthly on the first calendar day of each month and shall be computed on the basis of a 360-day year for the actual number of days elapsed. In computing interest, (i) all payments received after 12:00 p.m. Pacific time on any day shall be deemed received at the opening of business on the next Business Day, and (ii) the date of the making of any Credit Extension shall be included and the date of payment shall be excluded; provided, however, that if any Credit Extension is repaid on the same day on which it is made, such day shall be included in computing interest on such Credit Extension.

(e)       Interest Act (Canada). For the purposes of the Interest Act (Canada) and disclosure thereunder, where rates of interest or fees provided in this Agreement or any Loan Document are to be computed on the basis of any period of time less than a calendar year, then the equivalent annual rates or fees are the rates or fees so computed multiplied by the actual number of days in the applicable calendar year and divided by the number of days in such other period of time. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

(f)       Criminal Interest. If any provision of this Agreement or any Loan Document would oblige Parent to make any payment of interest or other amount payable to Bank in an amount or calculated at a rate which would be prohibited by applicable law or would result in a receipt by Bank of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by Bank of “interest” at a “criminal rate”.

2.4       Fees. Co-Borrowers shall pay to Bank:

(a)       Prepayment Fee. The Prepayment Fee when due pursuant to the terms of Section 2.1.1(c);

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(b)       Final Payment. The Final Payment, when due hereunder;

(c)       Term B Loan Non-Usage Fee. The Term B Loan Non-Usage Fee, when due hereunder; and

(d)       Bank Expenses. All Bank Expenses (including reasonable and documented attorneys’ fees and expenses for documentation and negotiation of this Agreement) incurred through and after the Effective Date, when due (or, if no stated due date, upon demand by Bank).

(e)       Fees Fully Earned. Unless otherwise provided in this Agreement or in a separate writing by Bank, Co-Borrowers shall not be entitled to any credit, rebate, or repayment of any fees earned by Bank pursuant to this Agreement notwithstanding any termination of this Agreement or the suspension or termination of Bank’s obligation to make loans and advances hereunder. Bank may deduct amounts owing by Co-Borrowers under the clauses of this Section 2.4 pursuant to the terms of Section 2.5(c). Bank shall provide Co-Borrowers written notice of deductions made from the Designated Deposit Account pursuant to the terms of the clauses of this Section 2.4.

2.5       Payments; Application of Payments; Debit of Accounts.

(a)       All payments (including prepayments) to be made by Co-Borrowers under any Loan Document shall be made in immediately available funds in Dollars, without setoff or counterclaim, before 12:00 p.m. Pacific time on the date when due. Payments of principal and/or interest received after 12:00 p.m. Pacific time are considered received at the opening of business on the next Business Day. When a payment is due on a day that is not a Business Day, the payment shall be due the next Business Day solely for purposes of calculating interest and fees, and additional fees or interest, as applicable, shall continue to accrue until paid.

(b)       Bank has the exclusive right to determine the order and manner in which all payments with respect to the Obligations may be applied. Co-Borrowers shall have no right to specify the order or the accounts to which Bank shall allocate or apply any payments required to be made by Co-Borrowers to Bank or otherwise received by Bank under this Agreement when any such allocation or application is not specified elsewhere in this Agreement.

(c)       Bank may debit any of Co-Borrowers’ deposit accounts, including the Designated Deposit Account, for principal and interest payments or any other amounts Co-Borrowers owe Bank when due. These debits shall not constitute a set-off.

2.6 Withholding.

(a)       Payments received by Bank from Co-Borrowers under this Agreement will be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority (including any interest, additions to tax or penalties applicable thereto), except as required by applicable law. Specifically, however, if at any time any Governmental Authority, applicable law, regulation or international agreement requires Co-Borrowers to make any withholding or deduction from any such payment or other sum payable hereunder to Bank, if such tax is an Indemnified Tax, Co-Borrowers hereby covenant and agree that the amount due from Co-Borrowers with respect to such payment or other sum payable hereunder will be increased to the extent necessary to ensure that, after the making of such required withholding or deduction, Bank receives a net sum equal to the sum which it would have received had no withholding or deduction been required, and Co-Borrowers shall pay the full amount withheld or deducted to the relevant Governmental Authority. Co-Borrowers will, upon request, furnish Bank with proof reasonably satisfactory to Bank indicating that Co-Borrowers have made such withholding payment; provided, however, that Co-Borrowers need not make any withholding payment if the amount or validity of such withholding payment is contested in good faith by appropriate and timely proceedings and as to which payment in full is bonded or reserved against by Co-Borrowers. The agreements and obligations of Co-Borrowers contained in this Section 2.6(a) shall survive the termination of this Agreement.

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(b)       If Bank is entitled to an exemption from or reduction of withholding tax with respect to payments made under any Loan Document, Bank shall deliver to Co-Borrowers, at the time or times reasonably requested by Co-Borrowers, such properly completed and executed documentation reasonably requested by Co-Borrowers as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, Bank, if reasonably requested by any Co-Borrower, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Loan Parties as will enable Co-Borrowers to determine whether or not Bank is subject to backup withholding or information reporting requirements. Bank agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify Co-Borrowers in writing of its legal inability to do so.

3        CONDITIONS OF LOANS

3.1     Conditions Precedent to Initial Credit Extension. Bank’s obligation to make the initial Credit Extension is subject to the condition precedent that Bank shall have received, in form and substance satisfactory to Bank, such documents, and completion of such other matters, as Bank may reasonably deem necessary or appropriate, including, without limitation:

(a)       duly executed PDF signatures to the Loan Documents;

(b)       duly executed PDF signatures to the Warrants;

(c)       each Co-Borrower’s Operating Documents and long-form good standing certificates (or equivalent document) of each Co-Borrower and its Subsidiaries certified by the Secretary of State or provincial government ministry, as applicable, of such Co-Borrower and such Subsidiaries’ jurisdiction of organization or formation and each jurisdiction in which such Co-Borrower and each Subsidiary is qualified to conduct business, each as of a date no earlier than thirty (30) days prior to the Effective Date;

(d)       duly executed PDF signatures to the completed Borrowing Resolutions for each Co-Borrower;

(e)       certified copies, dated as of a recent date, of financing statement, UCC, PPSA and Bank Act (Canada) searches, as Bank may request, accompanied by written evidence (including any PPSA/UCC termination statements and PPSA confirmations/ estoppels/ discharges that the Liens indicated in any such financing statements either constitute Permitted Liens or have been or, in connection with the initial Credit Extension, will be terminated or released;

(f)       the Perfection Certificates of Co-Borrowers, together with the duly executed PDF signatures thereto;

(g)       a landlord’s consent in favor of Bank for (I) 999 West Broadway, Suite 720, Vancouver, BC, Canada V5Z 1K5 and (II) 2130 West Holcombe Blvd, Suite 900, Houston, TX 77030, by the respective landlords thereof, together with the duly executed PDF signatures thereto;

(h)       evidence reasonably satisfactory to Bank that the insurance policies required by Section 6.5 hereof are in full force and effect; and

(i)       payment of the fees and Bank Expenses then due as specified in Section 2.4 hereof.

3.2       Conditions Precedent to all Credit Extensions. Bank’s obligations to make each Credit Extension, including the initial Credit Extension, is subject to the following conditions precedent:

(a)       timely receipt of an executed Payment/Advance Form;

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(b)       duly executed original signatures to a Warrant to Purchase Stock (in form and substance substantially consistent with the Warrants delivered from Essa Pharma Inc. to Bank and Life Science Loans, LLC on the Effective Date) issued by Essa Pharma Inc. to each of Silicon Valley Bank and Life Science Loans, LLC;

(c)       the representations and warranties in this Agreement shall be true, accurate, and complete in all material respects on the date of the Payment/Advance Form and on the Funding Date of each Credit Extension; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date, and no Event of Default shall have occurred and be continuing or result from the Credit Extension. Each Credit Extension is Co-Borrowers’ representation and warranty on that date that the representations and warranties in this Agreement remain true, accurate, and complete in all material respects; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date; and

(d)       Bank determines to its satisfaction that there has not been a Material Adverse Change.

3.3       Post-Closing Conditions.

(a)       As soon as possible, but no later than seven (7) days after the Effective Date, Co-Borrowers shall deliver to Bank original signature pages executed in wet ink for all of the documents required to be delivered pursuant to Section 3.1 hereof.

(b)       As soon as possible, but no later than seven (7) days after the Effective Date, duly executed PDF signatures to a Control Agreement issued by TD Waterhouse Canada Inc. in favor of Bank in form and substance satisfactory to Bank in its sole discretion.

(c)       As soon as possible, but no later than thirty (30) days after the Effective Date, evidence reasonably satisfactory to Bank that the insurance endorsements required by Section 6.5 hereof are in full force and effect, together with appropriate evidence showing lender loss payable and/or additional insured clauses or endorsements in favor of Bank.

3.4       Covenant to Deliver. Except as set forth in Section 3.3. above, Co-Borrowers agree to deliver to Bank each item required to be delivered to Bank under this Agreement as a condition precedent to any Credit Extension. Co-Borrowers expressly agree that a Credit Extension made prior to the receipt by Bank of any such item shall not constitute a waiver by Bank of Co-Borrowers’ obligation to deliver such item, and the making of any Credit Extension in the absence of a required item shall be in Bank’s sole discretion.

3.5       Procedures for Borrowing. Subject to the prior satisfaction of all other applicable conditions to the making of the Term Loans set forth in this Agreement, if any portion of the proceeds of the Term Loans shall be used to purchase or finance Equipment, Co-Borrowers shall deliver to Bank by electronic mail or facsimile a copy of the invoice for the Equipment to be purchased and the request for the Term Loans.

4        CREATION OF SECURITY.

4.1     Grant of Security Interest. Co-Borrowers hereby grant Bank, to secure the payment and performance in full of all of the Obligations, a continuing security interest in, and pledges to Bank, the Collateral, wherever located, whether now owned or hereafter acquired or arising, and all proceeds and products thereof.

Co-Borrowers acknowledge that they previously have entered, and/or may in the future enter, into Bank Services Agreements with Bank. Regardless of the terms of any Bank Services Agreement, Co-Borrowers agree that any amounts Co-Borrowers owe Bank thereunder shall be deemed to be Obligations hereunder and that it is the intent of Co-Borrowers and Bank to have all such Obligations secured by the first priority perfected security interest in the Collateral granted herein (subject only to Permitted Liens that are permitted pursuant to the terms of this Agreement to have superior priority to Bank’s Lien in this Agreement).

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If this Agreement is terminated, Bank’s Lien in the Collateral shall continue until the Obligations (other than inchoate indemnity obligations that by their terms expressly survive the termination of the Obligations) are repaid in full in cash. Upon payment in full in cash of the Obligations (other than inchoate indemnity obligations) and at such time as Bank’s obligation to make Credit Extensions has terminated, Bank shall, at the sole cost and expense of Co-Borrowers, release its Liens in the Collateral and all rights therein shall revert to Co-Borrowers. In the event (x) all Obligations (other than inchoate indemnity obligations that by their terms expressly survive the termination of the Obligations), except for Bank Services, are satisfied in full, and (y) this Agreement is terminated, Bank shall terminate the security interest granted herein upon Co-Borrowers providing cash collateral acceptable to Bank in its good faith business judgment for Bank Services, if any. In the event such Bank Services consist of outstanding Letters of Credit, Co-Borrowers shall provide to Bank cash collateral in an amount equal to (x) if such Letters of Credit are denominated in Dollars, then at least one hundred five percent (105.0%); and (y) if such Letters of Credit are denominated in a Foreign Currency, then at least one hundred ten percent (110.0%), of the Dollar Equivalent of the face amount of all such Letters of Credit plus all interest, fees, and costs due or to become due in connection therewith (as estimated by Bank in its business judgment), to secure all of the Obligations relating to such Letters of Credit.

4.2       Priority of Security Interest. Co-Borrowers represent, warrant, and covenant that, upon the filing of a UCC financing statement naming Essa U.S. as “debtor”, naming Bank as “secured party” and describing the Collateral with the Secretary of State of Texas, the security interest granted herein is and shall at all times continue to be a first priority perfected security interest in the Collateral (subject only to Permitted Liens that are permitted pursuant to the terms of this Agreement to have superior priority to Bank’s Lien under this Agreement). If either Co-Borrower acquires a commercial tort claim, in an amount reasonably estimated by such Co-Borrower to exceed Twenty-Five Thousand Dollars ($25,000) individually or in the aggregate, such Co-Borrower shall promptly notify Bank in a writing signed by Co-Borrower of the general details thereof and grant to Bank in such writing a security interest therein and in the proceeds thereof, all upon the terms of this Agreement, with such writing to be in form and substance reasonably satisfactory to Bank.

4.3       Authorization to File Financing Statements. Co-Borrowers hereby authorize Bank to file financing statements, without notice to Co-Borrowers, with all appropriate jurisdictions to perfect or protect Bank’s interest or rights hereunder, including a notice that any disposition of the Collateral, by Co-Borrowers or any other Person, shall be deemed to violate the rights of Bank under the Code. Such financing statements may indicate the Collateral as “all assets of the Debtor” or words of similar effect, or as being of an equal or lesser scope, or with greater detail, all in Bank’s discretion.

5       REPRESENTATIONS AND WARRANTIES

Each Co-Borrower represents and warrants as follows:

5.1       Due Organization, Authorization; Power and Authority. Co-Borrower is duly existing and in good standing as a Registered Organization in its jurisdiction of formation and is qualified and licensed to do business and is in good standing in any jurisdiction in which the conduct of its business or its ownership of property requires that it be qualified except where the failure to do so could not reasonably be expected to have a material adverse effect on Co-Borrower’s business. In connection with this Agreement, Co-Borrower has delivered to Bank completed certificates each signed by Co-Borrower, entitled “Perfection Certificate”. Co-Borrower represents and warrants to Bank that (a) Co-Borrower’s exact legal name is that indicated on the Perfection Certificate and on the signature page hereof; (b) Co-Borrower is an organization of the type and is organized in the jurisdiction set forth in the Perfection Certificate; (c) the Perfection Certificate accurately sets forth Co-Borrower’s organizational identification number or accurately states that Co-Borrower has none; (d) the Perfection Certificate accurately sets forth Co-Borrower’s place of business, or, if more than one, its chief executive office as well as Co-Borrower’s mailing addresses (if different than their chief executive office); (e) Co-Borrower (and each of their predecessors) has not, in the past five (5) years, changed its jurisdiction of formation, organizational structure or type, or any organizational number assigned by its jurisdiction; and (f) all other information set forth on the Perfection Certificate pertaining to Co-Borrower and each of its Subsidiaries is accurate and complete (it being understood and agreed that Co-Borrower may from time to time update certain information in the Perfection Certificate after the Effective Date to the extent permitted by one or more specific provisions in this Agreement). If Co-Borrower is not now a Registered Organization but later becomes one, Co-Borrower shall promptly notify Bank of such occurrence and provide Bank with Co-Borrower’s organizational identification number.

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The execution, delivery and performance by Co-Borrower of the Loan Documents to which it is a party have been duly authorized, and do not (i) conflict with any of Co-Borrower’s organizational documents, (ii) contravene, conflict with, constitute a default under or violate any material Requirement of Law, (iii) contravene, conflict or violate any applicable order, writ, judgment, injunction, decree, determination or award of any Governmental Authority by which Co-Borrower or any of its Subsidiaries or any of their property or assets may be bound or affected, (iv) require any action by, filing, registration, or qualification with, or Governmental Approval from, any Governmental Authority (except such Governmental Approvals which have already been obtained and are in full force and effect or where failure to take such action, make such filing or registration or obtain such qualification or Governmental Approval could not reasonably be expected to have a Material Adverse Change or (v) conflict with, contravene, constitute a default or breach under, or result in or permit the termination or acceleration of, any material agreement by which Co-Borrower is bound. Co-Borrower is not in default under any agreement to which it is a party or by which it is bound in which the default could reasonably be expected to have a material adverse effect on Co-Borrower’s business.

5.2       Collateral. Co-Borrower has good title to, rights in, and the power to transfer each item of the Collateral upon which it purports to grant a Lien hereunder, free and clear of any and all Liens except Permitted Liens. Co-Borrower has no Collateral Accounts at or with any bank or financial institution other than Bank or Bank’s Affiliates except for the Collateral Accounts described in the Perfection Certificate delivered to Bank in connection herewith and which Co-Borrower has taken such actions as are necessary to give Bank a perfected security interest therein, pursuant to the term of Section 6.6(b). The Accounts are bona fide, existing obligations of the Account Debtors.

The Collateral is not in the possession of any third party bailee (such as a warehouse) except as otherwise provided in the Perfection Certificate. None of the components of the Collateral shall be maintained at locations other than as provided in the Perfection Certificate or as permitted pursuant to Section 7.2.

Co-Borrower is the sole owner of the Intellectual Property which it owns or purports to own except for (a) non-exclusive licenses granted to its customers in the ordinary course of business, (b) over-the-counter software that is commercially available to the public, and (c) material Intellectual Property licensed to Co-Borrower and noted on the Perfection Certificate. Each Patent which it owns or purports to own and which is material to Co-Borrower’s business is valid and enforceable, and no part of the Intellectual Property which Co-Borrowers own or purport to own and which is material to Co-Borrower’s business has been judged invalid or unenforceable, in whole or in part. To the best of Co-Borrower’s knowledge, no claim has been made that any part of the Intellectual Property violates the rights of any third party except to the extent such claim would not reasonably be expected to have a material adverse effect on Co-Borrower’s business.

Except as noted on the Perfection Certificate, Co-Borrower is not a party to, nor is it bound by, any Restricted License.

5.3       Litigation. There are no actions or proceedings pending or, to the knowledge of any Responsible Officer, threatened in writing by or against Co-Borrower or any of its Subsidiaries involving more than, individually or in the aggregate, One Hundred Thousand Dollars ($100,000).

5.4       Financial Statements; Financial Condition. All consolidated financial statements for Co-Borrower and any of its Subsidiaries delivered to Bank fairly present in all material respects Co-Borrower’s consolidated financial condition and Co-Borrower’s consolidated results of operations as of the dates and for the periods presented. There has not been any material deterioration in Co-Borrower’s consolidated financial condition since the date of the most recent financial statements submitted to Bank.

5.5       Solvency. The fair salable value of Co-Borrower’s consolidated assets (including goodwill minus disposition costs) exceeds the fair value of Co-Borrower’s liabilities; Co-Borrower is not left with unreasonably small capital after the transactions in this Agreement; and Co-Borrower is able to pay its debts (including trade debts) as they mature.

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5.6       Regulatory Compliance. Co-Borrower is not an “investment company” or a company “controlled” by an “investment company” under the Investment Company Act of 1940, as amended. Co-Borrower is not engaged as one of its important activities in extending credit for margin stock (under Regulations X, T and U of the Federal Reserve Board of Governors). Co-Borrower (a) has complied in all material respects with all Requirements of Law, and (b) has not violated any Requirements of Law the violation of which could reasonably be expected to have a material adverse effect on its business. None of Co-Borrower’s or any of its Subsidiaries’ properties or assets have been used by Co-Borrower or any Subsidiary or, to the best of Co-Borrower’s knowledge, by previous Persons, in disposing, producing, storing, treating, or transporting any hazardous substance other than legally. Co-Borrower and each of its Subsidiaries has obtained all consents, approvals and authorizations of, made all declarations or filings with, and given all notices to, all Government Authorities that are necessary to continue their respective businesses as currently conducted.

5.7       Subsidiaries; Investments. Co-Borrower does not own any stock, partnership, or other ownership interest or other equity securities except for Permitted Investments.

5.8       Tax Returns and Payments; Pension Contributions. Co-Borrower has timely filed all required tax returns and reports, and Co-Borrower has timely paid all foreign, federal, state, provincial and local taxes, assessments, deposits and contributions owed by Co-Borrower except (a) to the extent such taxes, assessments, deposits and contributions are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, so long as such reserve or other appropriate provision, if any, as shall be required in conformity with IFRS shall have been made therefor, or (b) if such taxes, assessments, deposits and contributions do not, individually or in the aggregate, exceed Five Thousand Dollars ($5,000).

To the extent Co-Borrower defers payment of any contested taxes, Co-Borrower shall (i) notify Bank in writing of the commencement of, and any material development in, the proceedings, and (ii) post bonds or take any other steps required to prevent the governmental authority levying such contested taxes from obtaining a Lien upon any of the Collateral that is other than a “Permitted Lien.” Co-Borrower is unaware of any claims or adjustments proposed for any of Co-Borrower's prior tax years which could result in additional taxes becoming due and payable by Co-Borrower. Co-Borrower has paid all amounts necessary to fund all present pension, profit sharing and deferred compensation plans in accordance with their terms, and Co-Borrower has not withdrawn from participation in, and has not permitted partial or complete termination of, or permitted the occurrence of any other event with respect to, any such plan which could reasonably be expected to result in any liability of Co-Borrower, including any liability to the Pension Benefit Guaranty Corporation or its successors or any other Governmental Authority in an amount in excess of One Hundred Thousand Dollars ($100,000).

5.9       Use of Proceeds. Co-Borrower shall use the proceeds of the Credit Extensions solely as working capital, and to fund its general business requirements and not for personal, family, household or agricultural purposes.

5.10       Full Disclosure. No written representation, warranty or other statement of Co-Borrower in any certificate or written statement given to Bank, as of the date such representation, warranty, or other statement was made, taken together with all such written certificates and written statements given to Bank, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in the certificates or statements not misleading (it being recognized by Bank that the projections and forecasts provided by Co-Borrower in good faith and based upon reasonable assumptions are not viewed as facts and that actual results during the period or periods covered by such projections and forecasts may differ from the projected or forecasted results).

5.11       Definition of “Knowledge.” For purposes of the Loan Documents, whenever a representation or warranty is made to Co-Borrower’s knowledge or awareness, to the “best of” Co-Borrower’s knowledge, or with a similar qualification, knowledge or awareness means the actual knowledge, after reasonable investigation, of any Responsible Officer.

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6        AFFIRMATIVE COVENANTS

Co-Borrowers shall do all of the following:

6.1     Government Compliance.

(a)       Except as otherwise permitted in Section 7.3, maintain their and all their Subsidiaries’ legal existence and good standing in their respective jurisdictions of formation and maintain qualification in each jurisdiction in which the failure to so qualify would reasonably be expected to have a material adverse effect on a Co-Borrower’s business or operations. Each Co-Borrower shall comply, and have each Subsidiary comply, in all material respects, with all Requirements of Law.

(b)       Obtain all of the Governmental Approvals necessary for the performance by a Co-Borrower of its obligations under the Loan Documents to which it is a party and the grant of a security interest to Bank in all of its property. Co-Borrowers shall promptly provide copies of any such obtained Governmental Approvals to Bank.

6.2       Financial Statements, Reports, Certificates. Provide Bank with the following:

(a)       Quarterly Financial Statements. As soon as available, but no later than forty-five (45) days after the last day of each of the first three quarters of Co-Borrower’s fiscal year, a company prepared consolidated financial statements prepared under IFRS, consistently applied, certified by a Responsible Officer and in a form acceptable to Bank (the “Quarterly Financial Statements”);

(b)       Quarterly Compliance Certificate. Within forty-five days after the last day of each quarter and together with the Quarterly Financial Statements, a duly completed Compliance Certificate signed by a Responsible Officer, certifying that as of the end of such month, Co-Borrowers were in full compliance with all of the terms and conditions of this Agreement, and setting forth calculations showing compliance with the financial covenants set forth in this Agreement and such other information as Bank may reasonably request;

(c)       Annual Operating Budget and Financial Projections. Within thirty (30) days of being approved by Parent’s board of directors, (i) annual operating budgets (including income statements, balance sheets and cash flow statements, by month) for the upcoming fiscal year, and (ii) annual financial projections for the following fiscal year (on a quarterly basis) as approved by Parent’s board of directors, together with any related business forecasts used in the preparation of such annual financial projections;

(d)       Annual Audited Financial Statements. As soon as available, but no later than one hundred eighty (180) days after the last day of Co-Borrowers’ fiscal year, audited consolidated financial statements prepared under IFRS, consistently applied, together with an unqualified opinion on the financial statements from an independent certified public accounting firm reasonably acceptable to Bank;

(e)       Other Statements. Within five (5) days of delivery, copies of all statements, reports and notices made available to each Co-Borrower’s security holders or to any holders of Subordinated Debt;

(f)       SEC Filings. Within five (5) days of filing, copies of all periodic and other reports, proxy statements and other materials filed by a Co-Borrower with the SEC, any Governmental Authority succeeding to any or all of the functions of the SEC or with any national securities exchange or provincial securities commissions, or distributed to its shareholders, as the case may be. Documents required to be delivered pursuant to the terms hereof (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date on which a Co-Borrower posts such documents, or provides a link thereto, on such Co-Borrower’s website on the Internet at such Co-Borrower’s website address;

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(g)       Legal Action Notice. A prompt report of any legal actions pending or threatened in writing against a Co-Borrower or any of its Subsidiaries that could result in damages or costs to a Co-Borrower or any of its Subsidiaries of, individually or in the aggregate, One Hundred Thousand Dollars ($100,000) or more; and

(h)       Other Financial Information. Other financial information reasonably requested by Bank.

6.3       Inventory; Returns. Keep all Inventory in good and marketable condition, free from material defects. Returns and allowances between a Co-Borrower and its Account Debtors shall follow such Co-Borrower’s customary practices as they exist at the Effective Date. Co-Borrowers must promptly notify Bank of all returns, recoveries, disputes and claims that involve more than One Hundred Thousand Dollars ($100,000).

6.4       Taxes; Pensions. Timely file, and require each of their Subsidiaries to timely file, all required tax returns and reports and timely pay, and require each of their Subsidiaries to timely pay, all foreign, federal, state, Provincial and local taxes, assessments, deposits and contributions owed by a Co-Borrower and each of its Subsidiaries, except for deferred payment of any taxes, assessments, deposits and contributions contested pursuant to the terms of Section 5.9 hereof and taxes with respect to which the amount does not exceed the amount set forth in Section 5.9 hereof, and shall deliver to Bank, on demand, appropriate certificates attesting to such payments, and pay all amounts necessary to fund all present pension, profit sharing and deferred compensation plans in accordance with their terms.

6.5       Insurance.

(a)       Keep their business and the Collateral insured for risks and in amounts standard for companies in Co-Borrowers’ industry and location and as Bank may reasonably request. Insurance policies shall be in a form, with financially sound and reputable insurance companies that are not Affiliates of Co-Borrowers, and in amounts that are satisfactory to Bank. All property policies shall have a lender’s loss payable endorsement showing Bank as lender loss payee. All liability policies shall show, or have endorsements showing, Bank as an additional insured. Bank shall be named as lender loss payee and/or additional insured with respect to any such insurance providing coverage in respect of any Collateral.

(b)       Ensure that proceeds payable under any property policy are, at Bank’s option, payable to Bank on account of the Obligations.

(c)       At Bank’s request, Co-Borrowers shall deliver certified copies of insurance policies and evidence of all premium payments. Each provider of any such insurance required under this Section 6.5 shall agree, by endorsement upon the policy or policies issued by it or by independent instruments furnished to Bank, that it will give Bank thirty (30) days prior written notice before any such policy or policies shall be materially altered or canceled. If Co-Borrowers fail to obtain insurance as required under this Section 6.5 or to pay any amount or furnish any required proof of payment to third persons and Bank, Bank may make all or part of such payment or obtain such insurance policies required in this Section 6.5, and take any action under the policies Bank deems prudent.

6.6       Operating Accounts.

(a)       Maintain their primary and their Subsidiaries’ primary U.S. operating and other U.S. deposit accounts and securities accounts with Bank and Bank’s Affiliates.

(b)       Provide Bank five (5) days prior written notice before establishing any Collateral Account at or with any bank or financial institution other than Bank or Bank’s Affiliates. For each Collateral Account that a Co-Borrower at any time maintains, such Co-Borrower shall cause the applicable bank or financial institution (other than Bank) at or with which any Collateral Account is maintained to execute and deliver a Control Agreement or other appropriate instrument with respect to such Collateral Account to perfect Bank’s Lien in such Collateral Account in accordance with the terms hereunder which Control Agreement may not be terminated without the prior written consent of Bank. The provisions of the previous sentence shall not apply to (i) deposit and operating accounts in Canada or (ii) deposit accounts exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of a Co-Borrower’s employees and identified to Bank by such Co-Borrower as such.

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6.7       Intentionally Omitted.

6.8       Protection of Intellectual Property Rights.

(a)       (i) Protect, defend and maintain the validity and enforceability of its Intellectual Property; (ii) promptly advise Bank in writing of material infringements or any other event that could reasonably be expected to materially and adversely affect the value of its Intellectual Property; and (iii) not allow any Intellectual Property material to a Co-Borrower’s business to be abandoned, forfeited or dedicated to the public without Bank’s written consent.

(b)       Provide written notice to Bank within thirty (30) days of entering or becoming bound by any Restricted License (other than over-the-counter software that is commercially available to the public). Co-Borrowers shall take such steps as Bank requests to obtain the consent of, or waiver by, any person whose consent or waiver is necessary for (i) any Restricted License to be deemed “Collateral” and for Bank to have a security interest in it that might otherwise be restricted or prohibited by law or by the terms of any such Restricted License, whether now existing or entered into in the future, and (ii) Bank to have the ability in the event of a liquidation of any Collateral to dispose of such Collateral in accordance with Bank’s rights and remedies under this Agreement and the other Loan Documents.

6.9       Litigation Cooperation. From the date hereof and continuing through the termination of this Agreement, make available to Bank, without expense to Bank, Co-Borrowers and their officers, employees and agents and Co-Borrowers’ books and records, to the extent that Bank may deem them reasonably necessary to prosecute or defend any third-party suit or proceeding instituted by or against Bank with respect to any Collateral or relating to a Co-Borrower.

6.10       Access to Collateral; Books and Records. Allow Bank, or its agents, to inspect the Collateral and audit and copy any Co-Borrower’s Books. Such inspections or audits shall be conducted no more often than once every twelve (12) months unless an Event of Default has occurred and is continuing in which case such inspections and audits shall occur as often as Bank shall determine is necessary. The foregoing inspections and audits shall be at Co-Borrowers’ expense, provided that all such expenses shall be reasonable and documented, and the charge therefor shall be One Thousand Dollars ($1,000) per person per day (or such higher amount as shall represent Bank’s then-current standard charge for the same), plus reasonable out-of-pocket expenses. In the event a Co-Borrower and Bank schedule an audit more than ten (10) days in advance, and such Co-Borrower cancels or seeks to reschedule the audit with less than ten (10) days written notice to Bank, then (without limiting any of Bank’s rights or remedies), such Co-Borrower shall pay Bank a fee of One Thousand Dollars ($1,000) plus any out-of-pocket expenses incurred by Bank to compensate Bank for the anticipated costs and expenses of the cancellation or rescheduling.

6.11       Formation or Acquisition of Subsidiaries. Notwithstanding and without limiting the negative covenants contained in Sections 7.3 and 7.7 hereof, at the time that a Co-Borrower forms any direct or indirect Subsidiary or acquires any direct or indirect Subsidiary after the Effective Date, such Co-Borrower shall (a) cause such new Subsidiary to provide to Bank a joinder to the Loan Agreement to cause such Subsidiary to become a Co-Borrower hereunder, together with such appropriate financing statements and/or Control Agreements, all in form and substance reasonably satisfactory to Bank (including being sufficient to grant Bank a first priority Lien (subject to Permitted Liens) in and to the assets of such newly formed or acquired Subsidiary), (b) provide to Bank appropriate certificates and powers and financing statements, pledging all of the direct or beneficial ownership interest in such new Subsidiary, in form and substance satisfactory to Bank; provided that if such new Subsidiary is a Foreign Subsidiary of Essa U.S., Bank shall not require more than sixty-five percent (65%) of the direct or beneficial ownership interest in such new Subsidiary to be pledged, and (c) provide to Bank all other documentation in form and substance satisfactory to Bank, including one or more opinions of counsel satisfactory to Bank, which in its opinion is appropriate with respect to the execution and delivery of the applicable documentation referred to above. Any document, agreement, or instrument executed or issued pursuant to this Section 6.11 shall be a Loan Document.

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6.12       Further Assurances. Execute any further instruments and take further action as Bank reasonably requests to perfect or continue Bank’s Lien in the Collateral or to effect the purposes of this Agreement. Deliver to Bank, within five (5) days after the same are sent or received, copies of all correspondence, reports, documents and other filings with any Governmental Authority regarding compliance with or maintenance of Governmental Approvals or Requirements of Law or that could reasonably be expected to have a material effect on any of the Governmental Approvals or otherwise on the operations of Co-Borrowers or any of their Subsidiaries.

7        NEGATIVE COVENANTS

No Co-Borrower shall do any of the following without Bank’s prior written consent:

7.1     Dispositions. Convey, sell, lease, transfer, assign, or otherwise dispose of (collectively, “Transfer”), or permit any of its Subsidiaries to Transfer, all or any part of its business or property, except for Transfers (a) of Inventory in the ordinary course of business; (b) of worn-out or obsolete Equipment that is, in the reasonable judgment of Co-Borrower, no longer economically practicable to maintain or useful in the ordinary course of business of Co-Borrower; (c) consisting of Permitted Liens and Permitted Investments; (d) consisting of the sale or issuance of any stock of Co-Borrower permitted under Section 7.2 of this Agreement; (e) consisting of Co-Borrower’s use or transfer of money or Cash Equivalents in a manner that is not prohibited by the terms of this Agreement or the other Loan Documents; and (f) of non-exclusive licenses for the use of the property of Co-Borrower or its Subsidiaries in the ordinary course of business and licenses that could not result in a legal transfer of title of the licensed property but that may be exclusive in respects other than territory and that may be exclusive as to territory only as to discreet geographical areas outside of the United States.

7.2       Changes in Business, Control, or Business Locations. (a) Engage in or permit any of its Subsidiaries to engage in any business other than the businesses currently engaged in by each Co-Borrower and such Subsidiary, as applicable, or reasonably related thereto; (b) liquidate or dissolve; or (c) permit or suffer any Change in Control.

Co-Borrower shall not, without at least thirty (30) days prior written notice to Bank: (1) add any new offices or business locations, including warehouses (unless such new offices or business locations contain less than Ten Thousand Dollars ($10,000) in Co-Borrower’s assets or property) or deliver any portion of the Collateral valued, individually or in the aggregate, in excess of Ten Thousand Dollars ($10,000) to a bailee at a location other than to a bailee and at a location already disclosed in the Perfection Certificate, (2) change its jurisdiction of organization, (3) change its organizational structure or type, (4) change its legal name, or (5) change any organizational number (if any) assigned by its jurisdiction of organization. If Co-Borrower intends to deliver any portion of the Collateral valued, individually or in the aggregate, in excess of Ten Thousand Dollars ($10,000) to a bailee, and Bank and such bailee are not already parties to a bailee agreement governing both the Collateral and the location to which Co-Borrower intends to deliver the Collateral, then Co-Borrower will first receive the written consent of Bank, and such bailee shall execute and deliver a bailee agreement in form and substance satisfactory to Bank.

7.3       Mergers, Amalgamations or Acquisitions. Merge, amalgamate or consolidate, or permit any of its Subsidiaries to merge, amalgamate or consolidate, with any other Person, or acquire, or permit any of its Subsidiaries to acquire, all or substantially all of the capital stock or property of another Person (including, without limitation, by the formation of any Subsidiary). A Subsidiary may merge, amalgamate or consolidate into another Subsidiary or into Co-Borrower.

7.4       Indebtedness. Create, incur, assume, or be liable for any Indebtedness, or permit any Subsidiary to do so, other than Permitted Indebtedness.

7.5       Encumbrance. Create, incur, allow, or suffer any Lien on any of its property, or assign or convey any right to receive income, including the sale of any Accounts, or permit any of its Subsidiaries to do so, except for Permitted Liens, permit any Collateral not to be subject to the first priority security interest granted herein, or enter into any agreement, document, instrument or other arrangement (except with or in favor of Bank) with any Person which directly or indirectly prohibits or has the effect of prohibiting Co-Borrower or any Subsidiary from assigning, mortgaging, pledging, granting a security interest in or upon, or encumbering any of Co-Borrower’s or any Subsidiary’s Intellectual Property, except as is otherwise permitted in Section 7.1 hereof and the definition of “Permitted Liens” herein.

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7.6       Maintenance of Collateral Accounts. Maintain any Collateral Account except pursuant to the terms of Section 6.6(b) hereof.

7.7       Distributions; Investments. (a) Pay any dividends or make any distribution or payment or redeem, retire or purchase any capital stock provided that (i) Co-Borrower may convert any of its convertible securities into other securities pursuant to the terms of such convertible securities or otherwise in exchange thereof, (ii) Co-Borrower may pay dividends solely in common stock; and (iii) Co-Borrower may repurchase the stock of former employees or consultants pursuant to stock repurchase agreements so long as an Event of Default does not exist at the time of such repurchase and would not exist after giving effect to such repurchase, provided that the aggregate amount of all such repurchases does not exceed Fifty Thousand Dollars ($50,000) per fiscal year; or (b) directly or indirectly make any Investment (including, without limitation, by the formation of any Subsidiary) other than Permitted Investments, or permit any of its Subsidiaries to do so.

7.8       Transactions with Affiliates. Directly or indirectly enter into or permit to exist any material transaction with any Affiliate of Co-Borrower, except for transactions that are in the ordinary course of Co-Borrower’s business, upon fair and reasonable terms that are no less favorable to Co-Borrower than would be obtained in an arm’s length transaction with a non-affiliated Person.

7.9       Subordinated Debt. (a) Make or permit any payment on any Subordinated Debt, except under the terms of the subordination, intercreditor, or other similar agreement to which such Subordinated Debt is subject, or (b) amend any provision in any document relating to the Subordinated Debt which would increase the amount thereof, provide for earlier or greater principal, interest, or other payments thereon, or adversely affect the subordination thereof to Obligations owed to Bank.

7.10       Compliance. Become an “investment company” or a company controlled by an “investment company”, under the Investment Company Act of 1940, as amended, or undertake as one of its important activities extending credit to purchase or carry margin stock (as defined in Regulation U of the Board of Governors of the Federal Reserve System), or use the proceeds of any Credit Extension for that purpose; fail to (a) meet the minimum funding requirements of ERISA, (b) prevent a Reportable Event or Prohibited Transaction as defined in ERISA, or (c) comply with the Federal Labor Standards Act, the failure of any of the conditions in clauses (a) through (c) which could reasonably be expected to have a material adverse effect on Co-Borrower’s business, or violate any other law or regulation, if the violation could reasonably be expected to have a materials adverse effect on Co-Borrower’s business or permit any Subsidiaries to do so; withdraw or permit any Subsidiary to withdraw from participation in, permit partial or complete termination of, or permit the occurrence of any other event with respect to, any present pension, profit sharing and deferred compensation plan which could reasonably be expected to result in any liability of Co-Borrower, including any liability to the Pension Benefit Guaranty Corporation or its successors or any other Governmental Authority.

8        EVENTS OF DEFAULT

Any one of the following shall constitute an event of default (an “Event of Default”) under this Agreement:

8.1     Payment Default. Co-Borrowers fail to (a) make any payment of principal or interest on any Credit Extension when due, or (b) pay any other Obligations within three (3) Business Days after such Obligations are due and payable (which three (3) Business Day cure period shall not apply to payments due on the Term Loan Maturity Date). During the cure period, the failure to make or pay any payment specified under clause (b) hereunder is not an Event of Default (but no Credit Extension will be made during the cure period);

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8.2       Covenant Default.

(a)       Co-Borrowers fail or neglect to perform any obligation in Sections 6.2, 6.4, 6.5, 6.6, 6.8(b), 6.10, 6.11, 6.12 or violate any covenant in Section 7; or

(b)       Co-Borrowers fail or neglect to perform, keep, or observe any other term, provision, condition, covenant or agreement contained in this Agreement or any Loan Documents, and as to any default (other than those specified in this Section 8) under such other term, provision, condition, covenant or agreement that can be cured, have failed to cure the default within ten (10) days after the occurrence thereof; provided, however, that if the default cannot by its nature be cured within the ten (10) day period or cannot after diligent attempts by Co-Borrowers be cured within such ten (10) day period, and such default is likely to be cured within a reasonable time, then Co-Borrowers shall have an additional period (which shall not in any case exceed thirty (30) days) to attempt to cure such default, and within such reasonable time period the failure to cure the default shall not be deemed an Event of Default (but no Credit Extensions shall be made during such cure period). Cure periods provided under this section shall not apply, among other things, to financial covenants or any other covenants set forth in clause (a) above;

8.3       Material Adverse Change. A Material Adverse Change occurs;

8.4       Attachment; Levy; Restraint on Business.

(a)       (i) The service of process seeking to attach, by trustee or similar process, any funds of a Co-Borrower or of any entity under the control of a Co-Borrower (including a Subsidiary), or (ii) a notice of lien or levy is filed against any of a Co-Borrower’s assets by any Governmental Authority, and the same under subclauses (i) and (ii) hereof are not, within ten (10) days after the occurrence thereof, discharged or stayed (whether through the posting of a bond or otherwise); provided, however, no Credit Extensions shall be made during any ten (10) day cure period; or

(b)       (i) any material portion of a Co-Borrower’s assets is attached, seized, levied on, or comes into possession of a trustee or receiver, or (ii) any court order enjoins, restrains, or prevents a Co-Borrower from conducting all or any material part of its business;

8.5       Insolvency. (a) A Co-Borrower or any of its Subsidiaries is unable to pay its debts (including trade debts) as they become due or otherwise becomes insolvent; A Co-Borrower or any of its Subsidiaries fails to be solvent as described under Section 5.6 hereof; (b) A Co-Borrower or any of its Subsidiaries begins an Insolvency Proceeding; or (c) an Insolvency Proceeding is begun against a Co-Borrower or any of its Subsidiaries and is not dismissed or stayed within thirty (30) days (but no Credit Extensions shall be made while any of the conditions described in clause (a) exist and/or until any Insolvency Proceeding is dismissed);

8.6       Other Agreements. There is, under any agreement to which a Co-Borrower or any Guarantor is a party with a third party or parties, (a) any default resulting in a right by such third party or parties, whether or not exercised, to accelerate the maturity of any Indebtedness in an amount individually or in the aggregate in excess of Fifty Thousand Dollars ($50,000); or (b) any breach or default by a Co-Borrower or Guarantor, the result of which could have a material adverse effect on a Co-Borrower’s or any Guarantor’s business;

8.7       Judgments; Penalties. One or more fines, penalties or final judgments, orders or decrees for the payment of money in an amount, individually or in the aggregate, of at least Fifty Thousand Dollars ($50,000) (not covered by independent third-party insurance as to which liability has been accepted by such insurance carrier) shall be rendered against a Co-Borrower by any Governmental Authority, and the same are not, within ten (10) days after the entry, assessment or issuance thereof, discharged, satisfied, or paid, or after execution thereof, stayed or bonded pending appeal, or such judgments are not discharged prior to the expiration of any such stay (provided that no Credit Extensions will be made prior to the satisfaction, payment, discharge, stay, or bonding of such fine, penalty, judgment, order or decree);

8.8       Misrepresentations. A Co-Borrower or any Person acting for a Co-Borrower makes any representation, warranty, or other statement now or later in this Agreement, any Loan Document or in any writing delivered to Bank or to induce Bank to enter this Agreement or any Loan Document, and such representation, warranty, or other statement is incorrect in any material respect when made;

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8.9       Subordinated Debt. Any document, instrument, or agreement evidencing any Subordinated Debt shall for any reason be revoked or invalidated or otherwise cease to be in full force and effect, any Person shall be in breach thereof or contest in any manner the validity or enforceability thereof or deny that it has any further liability or obligation thereunder, or the Obligations shall for any reason be subordinated or shall not have the priority contemplated by this Agreement;

8.10       Guaranty. (a) Any guaranty of any Obligations terminates or ceases for any reason to be in full force and effect; (b) any Guarantor does not perform any obligation or covenant under any guaranty of the Obligations; (c) any circumstance described in Sections 8.3, 8.4, 8.5, 8.7, or 8.8 occurs with respect to any Guarantor, or (d) the death, liquidation, winding up, dissolution or termination of existence of any Guarantor; or (e) a material adverse change in the general affairs, management, results of operation, condition (financial or otherwise) or the prospect of repayment of the Obligations occurs with respect to any Guarantor; or

8.11       Governmental Approvals. Any Governmental Approval shall have been (a) revoked, rescinded, suspended, modified in an adverse manner or not renewed in the ordinary course for a full term or (b) subject to any decision by a Governmental Authority that designates a hearing with respect to any applications for renewal of any of such Governmental Approval or that could result in the Governmental Authority taking any of the actions described in clause (a) above, and such decision or such revocation, rescission, suspension, modification or non-renewal (i) cause, or could reasonably be expected to cause, a Material Adverse Change, or (ii) adversely affects the legal qualifications of a Co-Borrower or any of its Subsidiaries to hold such Governmental Approval in any applicable jurisdiction and such revocation, rescission, suspension, modification or non-renewal could reasonably be expected to affect the status of or legal qualifications of a Co-Borrower or any of its Subsidiaries to hold any Governmental Approval in any other jurisdiction.

9        BANK’S RIGHTS AND REMEDIES

9.1     Rights and Remedies. Upon the occurrence and during the continuance of an Event of Default, Bank may, without notice or demand, do any or all of the following:

(a)       declare all Obligations immediately due and payable (but if an Event of Default described in Section 8.5 occurs all Obligations are immediately due and payable without any action by Bank);

(b)       stop advancing money or extending credit for Co-Borrowers’ benefit under this Agreement or under any other agreement between Co-Borrowers and Bank;

(c)       for any letters of credit demand that Borrower (i) deposit cash with Bank in an amount equal to at least one hundred ten percent (110%) of the Dollar Equivalent of the aggregate face amount of all Letters of Credit remaining undrawn (plus all interest, fees, and costs due or to become due in connection therewith (as estimated by Bank in its good faith business judgment)), to secure all of the Obligations relating to such Letters of Credit, as collateral security for the repayment of any future drawings under such Letters of Credit, and Borrower shall forthwith deposit and pay such amounts, and (ii) pay in advance all letter of credit fees scheduled to be paid or payable over the remaining term of any Letters of Credit;

(d)       terminate any FX Contract;

(e)       verify the amount of, demand payment of and performance under, and collect any Accounts and General Intangibles, settle or adjust disputes and claims directly with Account Debtors for amounts on terms and in any order that Bank considers advisable, and notify any Person owing a Co-Borrower money of Bank’s security interest in such funds;

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(f)       make any payments and do any acts it considers necessary or reasonable to protect the Collateral and/or its security interest in the Collateral. Co-Borrowers shall assemble the Collateral if Bank requests and make it available as Bank designates. Bank may enter premises where the Collateral is located, take and maintain possession of any part of the Collateral, and pay, purchase, contest, or compromise any Lien which appears to be prior or superior to its security interest and pay all expenses incurred. Each Co-Borrower grants Bank a license to enter and occupy any of its premises, without charge, to exercise any of Bank’s rights or remedies;

(g)       apply to the Obligations any (i) balances and deposits of a Co-Borrower it holds, or (ii) any amount held by Bank owing to or for the credit or the account of a Co-Borrower;

(h)       ship, reclaim, recover, store, finish, maintain, repair, prepare for sale, advertise for sale, and sell the Collateral. Bank is hereby granted a non-exclusive, royalty-free license or other right to use, without charge, a Co-Borrower’s labels, Patents, Copyrights, mask works, rights of use of any name, trade secrets, trade names, Trademarks, and advertising matter, or any similar property as it pertains to the Collateral, in completing production of, advertising for sale, and selling any Collateral and, in connection with Bank’s exercise of its rights under this Section, Co-Borrowers’ rights under all licenses and all franchise agreements inure to Bank’s benefit;

(i)       place a “hold” on any account maintained with Bank and/or deliver a notice of exclusive control, any entitlement order, or other directions or instructions pursuant to any Control Agreement or similar agreements providing control of any Collateral;

(j)       demand and receive possession of a Co-Borrower’s Books; and

(k)       obtain from any court of competent jurisdiction an order for the sale or foreclosure of any or all of the Collateral;

(l)       appoint in writing a receiver or receiver and manager (a “Receiver”) for all or any part of the Collateral who shall be vested with all of the Bank’s rights and remedies under this Agreement, at law or in equity. Any such Receiver, with respect to responsibility for its acts, shall, to the extent permitted by applicable law, be deemed the agent of the Co-Borrower and not the Bank;

(m)       obtain from any court of competent jurisdiction an order for the appointment of a Receiver of the Co-Borrower or of any or all of the Collateral;

(n)       realize on any or all of the Collateral and sell, lease, assign, give options to purchase, or otherwise dispose of and deliver any or all of the Collateral (or contract to do any of the above), in one or more parcels at any public or private sale, on such terms and conditions as the Bank may deem advisable and at such prices as it may deem best; and

(o)       exercise all rights and remedies available to Bank under the Loan Documents or at law or equity, including all remedies provided under the Code (including disposal of the Collateral pursuant to the terms thereof).

9.2       Power of Attorney. Each Co-Borrower hereby irrevocably appoints Bank as its lawful attorney-in-fact, exercisable upon the occurrence and during the continuance of an Event of Default, to: (a) endorse Co-Borrower’s name on any checks or other forms of payment or security; (b) sign Co-Borrower’s name on any invoice or bill of lading for any Account or drafts against Account Debtors; (c) settle and adjust disputes and claims about the Accounts directly with Account Debtors, for amounts and on terms Bank determines reasonable; (d) make, settle, and adjust all claims under Co-Borrower’s insurance policies; (e) pay, contest or settle any Lien, charge, encumbrance, security interest, and adverse claim in or to the Collateral, or any judgment based thereon, or otherwise take any action to terminate or discharge the same; and (f) transfer the Collateral into the name of Bank or a third party as the Code permits. Each Co-Borrower hereby appoints Bank as its lawful attorney-in-fact to sign Co-Borrower’s name on any documents necessary to perfect or continue the perfection of Bank’s security interest in the Collateral regardless of whether an Event of Default has occurred until all Obligations have been satisfied in full and Bank is under no further obligation to make Credit Extensions hereunder. Bank’s foregoing appointment as each Co-Borrower’s attorney in fact, and all of Bank’s rights and powers, coupled with an interest, are irrevocable until all Obligations have been fully repaid and performed and Bank’s obligation to provide Credit Extensions terminates.

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9.3       Protective Payments. If a Co-Borrower fails to obtain the insurance called for by Section 6.5 or fails to pay any premium thereon or fails to pay any other amount which such Co-Borrower is obligated to pay under this Agreement or any other Loan Document or which may be required to preserve the Collateral, Bank may obtain such insurance or make such payment, and all amounts so paid by Bank are Bank Expenses and immediately due and payable, bearing interest at the then highest rate applicable to the Obligations, and secured by the Collateral. Bank will make reasonable efforts to provide Co-Borrowers with notice of Bank obtaining such insurance at the time it is obtained or within a reasonable time thereafter. No payments by Bank are deemed an agreement to make similar payments in the future or Bank’s waiver of any Event of Default.

9.4       Application of Payments and Proceeds Upon Default. If an Event of Default has occurred and is continuing, Bank shall have the right to apply in any order any funds in its possession, whether from Co-Borrowers’ account balances, payments, proceeds realized as the result of any collection of Accounts or other disposition of the Collateral, or otherwise, to the Obligations. Bank shall pay any surplus to Co-Borrowers by credit to the Designated Deposit Account or to other Persons legally entitled thereto; Co-Borrowers shall remain liable to Bank for any deficiency. If Bank, directly or indirectly, enters into a deferred payment or other credit transaction with any purchaser at any sale of Collateral, Bank shall have the option, exercisable at any time, of either reducing the Obligations by the principal amount of the purchase price or deferring the reduction of the Obligations until the actual receipt by Bank of cash therefor.

9.5       Bank’s Liability for Collateral. So long as Bank complies with reasonable banking practices regarding the safekeeping of the Collateral in the possession or under the control of Bank, Bank shall not be liable or responsible for: (a) the safekeeping of the Collateral; (b) any loss or damage to the Collateral; (c) any diminution in the value of the Collateral; or (d) any act or default of any carrier, warehouseman, bailee, or other Person. Co-Borrowers bear all risk of loss, damage or destruction of the Collateral.

9.6       No Waiver; Remedies Cumulative. Bank’s failure, at any time or times, to require strict performance by Co-Borrowers of any provision of this Agreement or any other Loan Document shall not waive, affect, or diminish any right of Bank thereafter to demand strict performance and compliance herewith or therewith. No waiver hereunder shall be effective unless signed by the party granting the waiver and then is only effective for the specific instance and purpose for which it is given. Bank’s rights and remedies under this Agreement and the other Loan Documents are cumulative. Bank has all rights and remedies provided under the Code, by law, or in equity. Bank’s exercise of one right or remedy is not an election and shall not preclude Bank from exercising any other remedy under this Agreement or other remedy available at law or in equity, and Bank’s waiver of any Event of Default is not a continuing waiver. Bank’s delay in exercising any remedy is not a waiver, election, or acquiescence.

9.7       Demand Waiver. Each Co-Borrower waives demand, notice of default or dishonor, notice of payment and nonpayment, notice of any default, nonpayment at maturity, release, compromise, settlement, extension, or renewal of accounts, documents, instruments, chattel paper, and guarantees held by Bank on which such Co-Borrower is liable.

9.8       Co-Borrower Liability. Either Co-Borrower may, acting singly, request Advances hereunder.  Each Co-Borrower hereby appoints the other as agent for the other for all purposes hereunder, including with respect to requesting Advances hereunder. Each Co-Borrower hereunder shall be jointly and severally obligated to repay all Advances made hereunder, regardless of which Co-Borrower actually receives said Advance, as if each Co-Borrower hereunder directly received all Advances. Each Co-Borrower waives (a) any suretyship defenses available to it under the Code, the common law of Canada or any other applicable law, including, without limitation, the benefit of California Civil Code Section 2815 permitting revocation as to future transactions and the benefit of California Civil Code Sections 1432, 2809, 2810, 2819, 2839, 2845, 2847, 2848, 2849, 2850, and 2899 and 3433, and (b) any right to require Bank to: (i) proceed against any Co-Borrower or any other person; (ii) proceed against or exhaust any security; or (iii) pursue any other remedy.  Bank may exercise or not exercise any right or remedy it has against any Co-Borrower or any security it holds (including the right to foreclose by judicial or non-judicial sale) without affecting any Co-Borrower’s liability.  Notwithstanding any other provision of this Agreement or other related document, each Co-Borrower irrevocably waives all rights that it may have at law or in equity (including, without limitation, any law subrogating Co-Borrower to the rights of Bank under this Agreement) to seek contribution, indemnification or any other form of reimbursement from any other Co-Borrower, or any other Person now or hereafter primarily or secondarily liable for any of the Obligations, for any payment made by Co-Borrower with respect to the Obligations in connection with this Agreement or otherwise and all rights that it might have to benefit from, or to participate in, any security for the Obligations as a result of any payment made by Co-Borrower with respect to the Obligations in connection with this Agreement or otherwise.  Any agreement providing for indemnification, reimbursement or any other arrangement prohibited under this Section shall be null and void.  If any payment is made to a Co-Borrower in contravention of this Section, such Co-Borrower shall hold such payment in trust for Bank and such payment shall be promptly delivered to Bank for application to the Obligations, whether matured or unmatured.

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10       NOTICES

All notices, consents, requests, approvals, demands, or other communication by any party to this Agreement or any other Loan Document must be in writing and shall be deemed to have been validly served, given, or delivered: (a) upon the earlier of actual receipt and three (3) Business Days after deposit in the U.S. or Canadian mail, first class, registered or certified mail return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by electronic mail or facsimile transmission; (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid; or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address, facsimile number, or email address indicated below. Bank or Co-Borrowers may change their mailing or electronic mail address or facsimile number by giving the other party written notice thereof in accordance with the terms of this Section 10.

If to Co-Borrowers:	ESSA PHARMA INC.

999 West Broadway, Suite 720
Vancouver, BC, Canada V5Z 1K5
Attn: David S. Wood, Chief Financial Officer
Fax: (604) 738-4080
Email: dwood@essapharma.com

If to Bank:	SILICON VALLEY BANK

4370 La Jolla Village Drive, Suite 1050
San Diego, CA 92122
Attn: Igor DaCruz, Vice President
Email: IDacruz@svb.com

11       CHOICE OF LAW, VENUE, JURY TRIAL WAIVER, AND JUDICIAL REFERENCE

Except as otherwise expressly provided in any of the Loan Documents, California law governs the Loan Documents without regard to principles of conflicts of law. Co-Borrowers and Bank each submit to the exclusive jurisdiction of the State and Federal courts in Santa Clara County, California; provided, however, that nothing in this Agreement shall be deemed to operate to preclude Bank from bringing suit or taking other legal action in any other jurisdiction to realize on the Collateral or any other security for the Obligations, or to enforce a judgment or other court order in favor of Bank. Each Co-Borrower expressly submits and consents in advance to such jurisdiction in any action or suit commenced in any such court, and each Co-Borrower hereby waives any objection that it may have based upon lack of personal jurisdiction, improper venue, or forum non conveniens and hereby consents to the granting of such legal or equitable relief as is deemed appropriate by such court. Each Co-Borrower hereby waives personal service of the summons, complaints, and other process issued in such action or suit and agrees that service of such summons, complaints, and other process may be made by registered or certified mail addressed to such Co-Borrower at the address set forth in, or subsequently provided by such Co-Borrower in accordance with, Section 10 of this Agreement and that service so made shall be deemed completed upon the earlier to occur of such Co-Borrower’s actual receipt thereof or three (3) days after deposit in the U.S. mails, proper postage prepaid.

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EACH CO-BORROWER AND BANK WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE LOAN DOCUMENTS OR ANY CONTEMPLATED TRANSACTION, INCLUDING CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER CLAIMS. THIS WAIVER IS A MATERIAL INDUCEMENT FOR BOTH PARTIES TO ENTER INTO THIS AGREEMENT. EACH PARTY HAS REVIEWED THIS WAIVER WITH ITS COUNSEL.

WITHOUT INTENDING IN ANY WAY TO LIMIT THE PARTIES’ AGREEMENT TO WAIVE THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY, if the above waiver of the right to a trial by jury is not enforceable, the parties hereto agree that any and all disputes or controversies of any nature between them arising at any time shall be decided by a reference to a private judge, mutually selected by the parties (or, if they cannot agree, by the Presiding Judge of the Santa Clara County, California Superior Court) appointed in accordance with California Code of Civil Procedure Section 638 (or pursuant to comparable provisions of federal law if the dispute falls within the exclusive jurisdiction of the federal courts), sitting without a jury, in Santa Clara County, California; and the parties hereby submit to the jurisdiction of such court. The reference proceedings shall be conducted pursuant to and in accordance with the provisions of California Code of Civil Procedure §§ 638 through 645.1, inclusive. The private judge shall have the power, among others, to grant provisional relief, including without limitation, entering temporary restraining orders, issuing preliminary and permanent injunctions and appointing receivers. All such proceedings shall be closed to the public and confidential and all records relating thereto shall be permanently sealed. If during the course of any dispute, a party desires to seek provisional relief, but a judge has not been appointed at that point pursuant to the judicial reference procedures, then such party may apply to the Santa Clara County, California Superior Court for such relief. The proceeding before the private judge shall be conducted in the same manner as it would be before a court under the rules of evidence applicable to judicial proceedings. The parties shall be entitled to discovery which shall be conducted in the same manner as it would be before a court under the rules of discovery applicable to judicial proceedings. The private judge shall oversee discovery and may enforce all discovery rules and orders applicable to judicial proceedings in the same manner as a trial court judge. The parties agree that the selected or appointed private judge shall have the power to decide all issues in the action or proceeding, whether of fact or of law, and shall report a statement of decision thereon pursuant to California Code of Civil Procedure § 644(a). Nothing in this paragraph shall limit the right of any party at any time to exercise self-help remedies, foreclose against collateral, or obtain provisional remedies. The private judge shall also determine all issues relating to the applicability, interpretation, and enforceability of this paragraph.

This Section 11 shall survive the termination of this Agreement.

12        GENERAL PROVISIONS

12.1     Termination Prior to Term Loan Maturity Date; Survival. All covenants, representations and warranties made in this Agreement continue in full force until this Agreement has terminated pursuant to its terms and all Obligations have been satisfied. So long as Co-Borrowers have satisfied their Obligations (other than inchoate indemnity obligations, and any other obligations which, by their terms, are to survive the termination of this Agreement, and any Obligations under Bank Services Agreements that are cash collateralized in accordance with Section 4.1 of this Agreement), this Agreement may be terminated prior to the Term Loan Maturity Date by Co-Borrowers, effective three (3) Business Days after written notice of termination is given to Bank. Those obligations that are expressly specified in this Agreement as surviving this Agreement’s termination shall continue to survive notwithstanding this Agreement’s termination.

12.2       Successors and Assigns. This Agreement binds and is for the benefit of the successors and permitted assigns of each party. No Co-Borrower may assign this Agreement or any rights or obligations under it without Bank’s prior written consent (which may be granted or withheld in Bank’s discretion). Bank has the right, without the consent of or notice to Co-Borrowers, to sell, transfer, assign, negotiate, or grant participation in all or any part of, or any interest in, Bank’s obligations, rights, and benefits under this Agreement and the other Loan Documents (other than the Warrants, as to which assignment, transfer and other such actions are governed by the terms thereof). Notwithstanding the foregoing, so long as no Event of Default has occurred, Bank shall not assign its interest in the Loan Documents to any person who in the reasonable estimation of Bank is (a) a direct competitor of a Co-Borrower or (b) a vulture fund or distressed debt fund, in each case without the Co-Borrowers’ prior written consent.

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12.3       Indemnification. Co-Borrowers agree to indemnify, defend and hold Bank and its directors, officers, employees, agents, attorneys, or any other Person affiliated with or representing Bank (each, an “Indemnified Person”) harmless against: (i) all obligations, demands, claims, and liabilities (collectively, “Claims”) claimed or asserted by any other party in connection with the transactions contemplated by the Loan Documents; and (ii) all losses or expenses (including Bank Expenses) in any way suffered, incurred, or paid by such Indemnified Person as a result of, following from, consequential to, or arising from transactions between Bank and Co-Borrowers (including reasonable attorneys’ fees and expenses), except for Claims and/or losses directly caused by such Indemnified Person’s gross negligence or willful misconduct.

This Section 12.3 shall survive until all statutes of limitation with respect to the Claims, losses, and expenses for which indemnity is given shall have run.

12.4       Time of Essence. Time is of the essence for the performance of all Obligations in this Agreement.

12.5       Severability of Provisions. Each provision of this Agreement is severable from every other provision in determining the enforceability of any provision.

12.6       Correction of Loan Documents. Bank may correct patent errors and fill in any blanks in the Loan Documents consistent with the agreement of the parties.

12.7       Amendments in Writing; Waiver; Integration. No purported amendment or modification of any Loan Document, or waiver, discharge or termination of any obligation under any Loan Document, shall be enforceable or admissible unless, and only to the extent, expressly set forth in a writing signed by the party against which enforcement or admission is sought. Without limiting the generality of the foregoing, no oral promise or statement, nor any action, inaction, delay, failure to require performance or course of conduct shall operate as, or evidence, an amendment, supplement or waiver or have any other effect on any Loan Document. Any waiver granted shall be limited to the specific circumstance expressly described in it, and shall not apply to any subsequent or other circumstance, whether similar or dissimilar, or give rise to, or evidence, any obligation or commitment to grant any further waiver. The Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements. All prior agreements, understandings, representations, warranties, and negotiations between the parties about the subject matter of the Loan Documents merge into the Loan Documents.

12.8       Counterparts. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, is an original, and all taken together, constitute one Agreement.

12.9       Confidentiality. In handling any confidential information, Bank shall exercise the same degree of care that it exercises for its own proprietary information, but disclosure of information may be made: (a) to Bank’s Subsidiaries or Affiliates (such Subsidiaries and Affiliates, together with Bank, collectively, “Bank Entities”); (b) to prospective transferees or purchasers of any interest in the Credit Extensions (provided, however, Bank shall use its best efforts to obtain any prospective transferee’s or purchaser’s agreement to the terms of this provision); (c) as required by law, regulation, subpoena, or other order; (d) to Bank’s regulators or as otherwise required in connection with Bank’s examination or audit; (e) as Bank considers appropriate in exercising remedies under the Loan Documents; and (f) to third-party service providers of Bank so long as such service providers have executed a confidentiality agreement with Bank with terms no less restrictive than those contained herein. Confidential information does not include information that is either: (i) in the public domain or in Bank’s possession when disclosed to Bank, or becomes part of the public domain (other than as a result of its disclosure by Bank in violation of this Agreement) after disclosure to Bank; or (ii) disclosed to Bank by a third party, if Bank does not know that the third party is prohibited from disclosing the information.

Bank Entities may use anonymous forms of confidential information for aggregate datasets, for analyses or reporting, and for any other uses not expressly prohibited in writing by Co-Borrowers. The provisions of the immediately preceding sentence shall survive termination of this Agreement.

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12.10       Attorneys’ Fees, Costs and Expenses. In any action or proceeding between Co-Borrowers and Bank arising out of or relating to the Loan Documents, the prevailing party shall be entitled to recover its reasonable and documented attorneys’ fees and other costs and expenses incurred, in addition to any other relief to which it may be entitled.

12.11       Electronic Execution of Documents. The words “execution,” “signed,” “signature” and words of like import in any Loan Document shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity and enforceability as a manually executed signature or the use of a paper-based recordkeeping systems, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act.

12.12       Captions. The headings used in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

12.13       Construction of Agreement. The parties mutually acknowledge that they and their attorneys have participated in the preparation and negotiation of this Agreement. In cases of uncertainty this Agreement shall be construed without regard to which of the parties caused the uncertainty to exist.

12.14       Relationship. The relationship of the parties to this Agreement is determined solely by the provisions of this Agreement. The parties do not intend to create any agency, partnership, joint venture, trust, fiduciary or other relationship with duties or incidents different from those of parties to an arm’s-length contract.

12.15       Third Parties. Nothing in this Agreement, whether express or implied, is intended to: (a) confer any benefits, rights or remedies under or by reason of this Agreement on any persons other than the express parties to it and their respective permitted successors and assigns; (b) relieve or discharge the obligation or liability of any person not an express party to this Agreement; or (c) give any person not an express party to this Agreement any right of subrogation or action against any party to this Agreement.

12.16       Subscriber Certificate. To ensure that the Warrants are issued in compliance with applicable Requirements of Law, including applicable securities laws, on the date hereof, each of Bank, Life Science Loans LLC and SVB Financial Group have delivered to Co-Borrowers a duly executed subscriber certificate in the form attached hereto as Exhibit E.

13        DEFINITIONS

13.1     Definitions. As used in the Loan Documents, the word “shall” is mandatory, the word “may” is permissive, the word “or” is not exclusive, the words “includes” and “including” are not limiting, the singular includes the plural, and numbers denoting amounts that are set off in brackets are negative. As used in this Agreement, the following capitalized terms have the following meanings:

“Account” is any “account” as defined in the Code with such additions to such term as may hereafter be made, and includes, without limitation, all accounts receivable and other sums owing to Co-Borrowers.

“Account Debtor” is any “account debtor” as defined in the Code with such additions to such term as may hereafter be made.

“Affiliate” is, with respect to any Person, each other Person that owns or controls directly or indirectly the Person, any Person that controls or is controlled by or is under common control with the Person, and each of that Person’s senior executive officers, directors, partners and, for any Person that is a limited liability company, that Person’s managers and members.

“Agreement” is defined in the preamble hereof.

“Amortization Start Date” is the first day of the month immediately following the end of the Interest-Only Period.

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“Authorized Signer” is any individual listed in a Co-Borrower’s Borrowing Resolution who is authorized to execute the Loan Documents, including any Advance request, on behalf of Co-Borrowers.

“Bank” is defined in the preamble hereof.

“Bank Entities” is defined in Section 12.9.

“Bank Expenses” are all audit fees and expenses, costs, and expenses (including reasonable attorneys’ fees and expenses) for preparing, amending, negotiating, administering, defending and enforcing the Loan Documents (including, without limitation, those incurred in connection with appeals or Insolvency Proceedings) or otherwise incurred with respect to Co-Borrowers or any Guarantor.

“Bank Services”  are any products, credit services, and/or financial accommodations previously, now, or hereafter provided to Borrower or any of its Subsidiaries by Bank or any Bank Affiliate, including, without limitation, any letters of credit, cash management services (including, without limitation, merchant services, direct deposit of payroll, business credit cards, and check cashing services), interest rate swap arrangements, and foreign exchange services as any such products or services may be identified in Bank’s various agreements related thereto (each, a “Bank Services Agreement”).

“Bankruptcy-Related Defaults” is defined in Section 9.1.

“Co-Borrower(s)” is defined in the preamble hereof.

“Co-Borrower’s Books” are all of a Co-Borrower’s books and records including ledgers, federal, provincial and state tax returns, records regarding such Co-Borrower’s assets or liabilities, the Collateral, business operations or financial condition, and all computer programs or storage or any equipment containing such information.

“Borrowing Resolutions” are, with respect to any Person, those resolutions substantially in the form attached hereto as Exhibit D.

“Business Day” is any day that is not a Saturday, Sunday or a day on which Bank is closed.

“Cash Equivalents” means, as at any date of determination, any of the following: (a) marketable direct obligations issued or unconditionally guaranteed by the United States or any agency or any State thereof having maturities of not more than one (1) year from the date of acquisition; (b) commercial paper maturing no more than one (1) year after its creation and having a rating of at least A-1 from Standard & Poor’s Ratings Group or a rating of at least P-1 from Moody’s Investors Service, Inc.; (c) Bank’s certificates of deposit issued maturing no more than one (1) year after issue; (d) money market funds at least ninety-five percent (95%) of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (c) of this definition; and (e) any other cash equivalent investments permitted by Borrower’s corporate investment policy, if any, adopted by Borrower’s board of directors, provided that such investment policy (and any such amendment thereto) has been provided by Borrower to Bank and approved in writing by Bank.

“Change in Control” means (a) at any time, any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), shall become, or obtain rights (whether by means or warrants, options or otherwise) to become, the “beneficial owner” (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act), directly or indirectly, of thirty-five percent (35%) or more of the ordinary voting power for the election of directors of Co-Borrower (determined on a fully diluted basis) other than by the sale of Co-Borrower’s equity securities in a public offering or to venture capital or private equity investors so long as Co-Borrower identifies to Bank the venture capital or private equity investors at least seven (7) Business Days prior to the closing of the transaction and provides to Bank a description of the material terms of the transaction; (b) during any period of 12 consecutive months, a majority of the members of the board of directors or other equivalent governing body of Co-Borrower cease to be composed of individuals (i) who were members of that board or equivalent governing body on the first day of such period, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body; (c) at any time, Co-Borrower shall cease to own and control, of record and beneficially, directly or indirectly, one hundred percent (100%) of each class of outstanding capital stock of each subsidiary of Co-Borrowers free and clear of all Liens (except Liens created by this Agreement).

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“Claims” is defined in Section 12.3.

“Code” is (a) with respect to any assets located in the United States, the Uniform Commercial Code, as the same may, from time to time, be enacted and in effect in the State of California; provided, that, to the extent that the Code is used to define any term herein or in any Loan Document and such term is defined differently in different Articles or Divisions of the Code, the definition of such term contained in Article or Division 9 shall govern; provided further, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection, or priority of, or remedies with respect to, Bank’s Lien on any Collateral is governed by the Uniform Commercial Code in effect in a jurisdiction other than the State of California, the term “Code” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority, or remedies and for purposes of definitions relating to such provisions, and (b) with respect to Co-Borrowers or any assets located in Canada, the Personal Property Securities Act (“PPSA”) of the applicable Canadian province where the assets are situated; provided further, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection, or priority of, or remedies with respect to, Bank’s Lien on any Collateral is governed by the PPSA or equivalent legislation in effect in a provincial jurisdiction other than British Columbia, the term “Code” shall mean the PPSA or equivalent legislation as enacted and in effect in such other province solely for purposes of the provisions thereof relating to such attachment, perfection, priority, or remedies and for purposes of definitions relating to such provisions.

“Collateral” is any and all properties, rights and assets of Co-Borrowers described on Exhibit A.

“Collateral Account” is any Deposit Account, Securities Account, or Commodity Account.

“Commodity Account” is any “commodity account” as defined in the Code with such additions to such term as may hereafter be made.

“Compliance Certificate” is that certain certificate in the form attached hereto as Exhibit B.

“Contingent Obligation” is, for any Person, any direct or indirect liability, contingent or not, of that Person for (a) any indebtedness, lease, dividend, letter of credit or other obligation of another such as an obligation, in each case, directly or indirectly guaranteed, endorsed, co-made, discounted or sold with recourse by that Person, or for which that Person is directly or indirectly liable; (b) any obligations for undrawn letters of credit for the account of that Person; and (c) all obligations from any interest rate, currency or commodity swap agreement, interest rate cap or collar agreement, or other agreement or arrangement designated to protect a Person against fluctuation in interest rates, currency exchange rates or commodity prices; but “Contingent Obligation” does not include endorsements in the ordinary course of business. The amount of a Contingent Obligation is the stated or determined amount of the primary obligation for which the Contingent Obligation is made or, if not determinable, the maximum reasonably anticipated liability for it determined by the Person in good faith; but the amount may not exceed the maximum of the obligations under any guarantee or other support arrangement.

“Control Agreement” is any control agreement entered into among the depository institution at which a Co-Borrower maintains a Deposit Account or the securities intermediary or commodity intermediary at which a Co-Borrower maintains a Securities Account or a Commodity Account, such Co-Borrower, and Bank pursuant to which Bank obtains control (within the meaning of the Code) over such Deposit Account, Securities Account, or Commodity Account.

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“Copyrights” are any and all copyright rights, copyright applications, copyright registrations and like protections in each work of authorship and derivative work thereof, whether published or unpublished and whether or not the same also constitutes a trade secret.

“Credit Extension” is any Term Loan, Letter of Credit, FX Contract or any other extension of credit by Bank for Co-Borrowers’ benefit.

“Currency” is coined money and such other banknotes or other paper money as are authorized by law and circulate as a medium of exchange.

“Default Rate” is defined in Section 2.3(b).

“Deposit Account” is any “deposit account” as defined in the Code with such additions to such term as may hereafter be made.

“Designated Deposit Account” is the multicurrency account denominated in Dollars, account number [_____________], maintained by a Co-Borrower with Bank.

“Dollars,” “dollars” or use of the sign “$” means only lawful money of the United States and not any other currency, regardless of whether that currency uses the “$” sign to denote its currency or may be readily converted into lawful money of the United States.

“Dollar Equivalent” is, at any time, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount denominated in a Foreign Currency, the equivalent amount therefor in Dollars as determined by Bank at such time on the basis of the then-prevailing rate of exchange in San Francisco, California, for sales of the Foreign Currency for transfer to the country issuing such Foreign Currency.

“Domestic Subsidiary” means a Subsidiary organized under the laws of the United States or any state or territory thereof or the District of Columbia.

“Draw Period” is the period of time commencing on the later of (i) December 1, 2016 and (ii) the date Co-Borrower achieves the Draw Period Milestones and ending on the earlier of (i) April 28, 2017 and (ii) the occurrence of an Event of Default; provided, however, that the Draw Period shall not commence if on the date of the occurrence of the Draw Period Milestones an Event of Default has occurred and is continuing.

“Draw Period Milestones” is the achievement of each of the following (i) Co-Borrower’s receipt of positive Phase 1 data on EPI-506 and (ii) a CPRIT grant for net cash proceeds of not less than Five Million Four Hundred Thousand Dollars ($5,400,000).

“Effective Date” is defined in the preamble hereof.

“Equipment” is all “equipment” as defined in the Code with such additions to such term as may hereafter be made, and includes without limitation all machinery, fixtures, goods, vehicles (including motor vehicles and trailers), and any interest in any of the foregoing.

“ERISA” is the Employee Retirement Income Security Act of 1974, and its regulations.

“Essa U.S.” is defined in the preamble hereof.

“Event of Default” is defined in Section 8.

“Exchange Act” is the Securities Exchange Act of 1934, as amended.

“Excluded Taxes” means any of the following taxes imposed on or with respect to the Bank or required to be withheld or deducted from a payment to the Bank, (a) taxes imposed on or measured by net income (however denominated), franchise taxes, and branch profits Taxes, in each case, (i) imposed as a result of the Bank being organized under the laws of, or having its principal office or its applicable lending office located in, the jurisdiction imposing such tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes and (b) Taxes attributable to the Bank’s failure to comply with Section 2.6(b).

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“Final Payment” is a payment (in addition to and not a substitution for the regular monthly payments of principal plus accrued interest) due on the earliest to occur of (a) the Term Loan Maturity Date, or (b) the acceleration of any Term Loan, or (c) the prepayment of a Term Loan pursuant to Section 2.1.1(c) or (d), equal to the original principal amount of such Term Loan multiplied by the Final Payment Percentage, payable to Bank.

“Final Payment Percentage” is eight and three fifths percent (8.60%).

“Foreign Currency” means lawful money of a country other than the United States.

“Foreign Subsidiary” means any Subsidiary which is not a Domestic Subsidiary.

“Funding Date” is any date on which a Credit Extension is made to or for the account of Co-Borrowers which shall be a Business Day.

“FX Contract” is any foreign exchange contract by and between a Co-Borrower and Bank under which Co-Borrower commits to purchase from or sell to Bank a specific amount of Foreign Currency on a specified date.

“General Intangibles” is all “general intangibles” as defined in the Code in effect on the date hereof with such additions to such term as may hereafter be made, and includes without limitation, all Intellectual Property, claims, income and other tax refunds, security and other deposits, payment intangibles, contract rights, options to purchase or sell real or personal property, rights in all litigation presently or hereafter pending (whether in contract, tort or otherwise), insurance policies (including without limitation key man, property damage, and business interruption insurance), payments of insurance and rights to payment of any kind.

“Governmental Approval” is any consent, authorization, approval, order, license, franchise, permit, certificate, accreditation, registration, filing or notice, of, issued by, from or to, or other act by or in respect of, any Governmental Authority.

“Governmental Authority” is any nation or government, any state, province or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange and any self-regulatory organization.

“Guarantor” is any Person providing a Guaranty in favor of Bank.

“Guaranty” is any guarantee of all or any part of the Obligations, as the same may from time to time be amended, restated, modified or otherwise supplemented.

“IFRS” means International Financial Reporting Standards including International Accounting Standards and Interpretations together with their accompanying documents which are issued and set by the International Accounting Standards Board, the independent standard-setting body of the International Accounting Standards Committee Foundation (the “IASC Foundation”), and the International Financial Reporting Interpretations Committee, the interpretative body of the IASC Foundation.

“Indebtedness” is (a) indebtedness for borrowed money or the deferred price of property or services, such as reimbursement and other obligations for surety bonds and letters of credit, (b) obligations evidenced by notes, bonds, debentures or similar instruments, (c) capital lease obligations, and (d) Contingent Obligations.

“Indemnified Person” is defined in Section 12.3.

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“Indemnified Taxes” means (a) taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any co-Borrower under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

“Insolvency Proceeding” is any proceeding by or against any Person under the United States Bankruptcy Code, or any other bankruptcy or insolvency law, including assignments for the benefit of creditors, compositions, extensions generally with its creditors, or proceedings seeking reorganization, arrangement, or other relief.

“Intellectual Property” means, with respect to any Person, means all of such Person’s right, title, and interest in and to the following:

(a)       its Copyrights, Trademarks and Patents;

(b)       any and all trade secrets and trade secret rights, including, without limitation, any rights to unpatented inventions, know-how, operating manuals;

(c)       any and all source code;

(d)       any and all design rights which may be available to such Person;

(e)       any and all claims for damages by way of past, present and future infringement of any of the foregoing, with the right, but not the obligation, to sue for and collect such damages for said use or infringement of the Intellectual Property rights identified above; and

(f)       all amendments, renewals and extensions of any of the Copyrights, Trademarks or Patents.

“Interest-Only Period” means the period commencing on the Effective Date and continuing through December 31, 2017; provided that, if Parent requests and Bank funds the Term B Loan, the Interest-Only Period shall automatically be extended through June 30, 2018.

“Inventory” is all “inventory” as defined in the Code in effect on the date hereof with such additions to such term as may hereafter be made, and includes without limitation all merchandise, raw materials, parts, supplies, packing and shipping materials, work in process and finished products, including without limitation such inventory as is temporarily out of a Co-Borrower’s custody or possession or in transit and including any returned goods and any documents of title representing any of the above.

“Investment” is any beneficial ownership interest in any Person (including stock, partnership interest or other securities), and any loan, advance or capital contribution to any Person.

“Letter of Credit” is a standby or commercial letter of credit issued by Bank upon request of a Co-Borrower based upon an application, guarantee, indemnity, or similar agreement.

“Lien” is a claim, mortgage, deed of trust, levy, charge, pledge, security interest or other encumbrance of any kind, whether voluntarily incurred or arising by operation of law or otherwise against any property.

“Loan Documents” are, collectively, this Agreement and any schedules, exhibits, certificates, notices, and any other documents related to this Agreement, the Warrant, any Bank Services Agreement, any subordination agreement, any note, or notes or guaranties executed by a Co-Borrower or any Guarantor, and any other present or future agreement by a Co-Borrower and/or any Guarantor with or for the benefit of Bank in connection with this Agreement or Bank Services, all as amended, restated, or otherwise modified.

“Material Adverse Change” is (a) a material impairment in the perfection or priority of Bank’s Lien in the Collateral or in the value of such Collateral; (b) a material adverse change in the business, operations, or condition (financial or otherwise) of a Co-Borrower; or (c) a material impairment of the prospect of repayment of any portion of the Obligations.

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“Obligations” are Co-Borrowers’ obligations to pay when due any debts, principal, interest, fees, Bank Expenses, the Prepayment Fee, the Final Payment, the Term B Loan Non-Usage Fee and other amounts Co-Borrowers owe Bank now or later, whether under this Agreement, the other Loan Documents (other than the Warrants), or otherwise, including, without limitation, all obligations relating to letters of credit (including reimbursement obligations for drawn and undrawn letters of credit), cash management services, and foreign exchange contracts, if any, and including interest accruing after Insolvency Proceedings begin and debts, liabilities, or obligations of Co-Borrowers assigned to Bank, and to perform Co-Borrowers’ duties under the Loan Documents (other than the Warrants).

“Operating Documents” are, for any Person, such Person’s formation documents, as certified by the Secretary of State (or equivalent Governmental Authority) of such Person’s jurisdiction of organization on a date that is no earlier than thirty (30) days prior to the Effective Date, and, (a) if such Person is a corporation, its bylaws in current form, (b) if such Person is a limited liability company, its limited liability company agreement (or similar agreement), and (c) if such Person is a partnership, its partnership agreement (or similar agreement), each of the foregoing with all current amendments or modifications thereto.

“Other Connection Taxes” means, with respect to the Bank, taxes imposed as a result of a present or former connection between Bank and the jurisdiction imposing such tax (other than connections arising from the Bank having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Term Loan or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such taxes that are Other Connection Taxes imposed with respect to an assignment.

“Parent” is defined in the preamble hereof.

“Patents” means all patents, patent applications and like protections including without limitation improvements, divisions, continuations, renewals, reissues, extensions and continuations-in-part of the same.

“Payment/Advance Form” is that certain form attached hereto as Exhibit C.

“Perfection Certificate” is defined in Section 5.1.

“Permitted Indebtedness” is:

(a)       Co-Borrowers’ Indebtedness to Bank under this Agreement and the other Loan Documents;

(b)       Indebtedness existing on the Effective Date and shown on the Perfection Certificate;

(c)       Subordinated Debt;

(d)       unsecured Indebtedness to trade creditors incurred in the ordinary course of business;

(e)       Indebtedness incurred as a result of endorsing negotiable instruments received in the ordinary course of business;

(f)       Indebtedness secured by Liens permitted under clauses (a) and (c) of the definition of “Permitted Liens” hereunder;

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(g)       Indebtedness of a Co-Borrower to any other Co-Borrower;

(h)       Indebtedness of a Co-Borrower to any Subsidiary that is not a Co-Borrower hereunder and Contingent Obligations of any Subsidiary with respect to obligations of a Co-Borrower (provided that the primary obligations are not prohibited hereby), and Indebtedness of any Subsidiary that is not a Co-Borrower hereunder to a Co-Borrower in an aggregate principal amount not to exceed One Hundred Thousand Dollars ($100,0000 or any other Subsidiary and Contingent Obligations of any Subsidiary with respect to obligations of any other Subsidiary (provided that the primary obligations are not prohibited hereby);and

(i)       extensions, refinancings, modifications, amendments and restatements of any items of Permitted Indebtedness (a) through (h) above, provided that the principal amount thereof is not increased or the terms thereof are not modified to impose more burdensome terms upon a Co-Borrower or its Subsidiary, as the case may be.

“Permitted Investments” are:

(j)       Investments (including, without limitation, Subsidiaries) existing on the Effective Date and shown on the Perfection Certificate;

(k)       Investments consisting of Cash Equivalents;

(l)       Investments consisting of the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of a Co-Borrower;

(m)       Investments consisting of deposit accounts in which Bank has a perfected security interest;

(n)       Investments accepted in connection with Transfers permitted by Section 7.1;

(o)       Investments consisting of the creation of a Subsidiary for the purpose of consummating a merger transaction permitted by Section 7.3 of this Agreement, which is otherwise a Permitted Investment;

(p)       Investments by a Co-Borrower in or to another Co-Borrower hereunder;

(q)       Investments by a Co-Borrower in Subsidiaries that are not Co-Borrowers hereunder in an aggregate amount not to exceed One Hundred Thousand Dollars ($100,000);

(r)       Investments consisting of (i) travel advances and employee relocation loans and other employee loans and advances in the ordinary course of business, and (ii) loans to employees, officers or directors relating to the purchase of equity securities of a Co-Borrower or its Subsidiaries pursuant to employee stock purchase plans or agreements approved by such Co-Borrower’s Board of Directors;

(s)       Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of business; and

(t)       Investments consisting of notes receivable of, or prepaid royalties and other credit extensions, to customers and suppliers who are not Affiliates, in the ordinary course of business; provided that this paragraph (k) shall not apply to Investments of a Co-Borrower in any Subsidiary.

“Permitted Liens” are:

(u)       Liens existing on the Effective Date and shown on the Perfection Certificate or arising under this Agreement and the other Loan Documents;

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(v)       Liens for taxes, fees, assessments or other government charges or levies, either (i) not due and payable or (ii) being contested in good faith and for which a Co-Borrower maintains adequate reserves on its Books, provided that no notice of any such Lien has been filed or recorded under the Internal Revenue Code of 1986, as amended, and the Treasury Regulations adopted thereunder;

(w)       purchase money Liens (i) on Equipment (other than Financed Equipment) acquired or held by a Co-Borrower incurred for financing the acquisition of the Equipment securing no more than One Hundred Thousand Dollars ($100,000) in the aggregate amount outstanding, or (ii) existing on Equipment (other than Financed Equipment) when acquired, if the Lien is confined to the property and improvements and the proceeds of the Equipment;

(x)       Liens of carriers, warehousemen, suppliers, or other Persons that are possessory in nature arising in the ordinary course of business so long as such Liens attach only to Inventory, securing liabilities in the aggregate amount not to exceed One Hundred Thousand Dollars ($100,000) and which are not delinquent or remain payable without penalty or which are being contested in good faith and by appropriate proceedings which proceedings have the effect of preventing the forfeiture or sale of the property subject thereto;

(y)       Liens to secure payment of workers’ compensation, employment insurance, old-age pensions, social security and other like obligations incurred in the ordinary course of business (other than Liens imposed by ERISA);

(z)       Liens incurred in the extension, renewal or refinancing of the indebtedness secured by Liens described in (a) through (c), but any extension, renewal or replacement Lien must be limited to the property encumbered by the existing Lien and the principal amount of the indebtedness may not increase;

(aa) leases or subleases of real property granted in the ordinary course of a Co-Borrower’s business (or, if referring to another Person, in the ordinary course of such Person’s business), and leases, subleases, non-exclusive licenses or sublicenses of personal property (other than Intellectual Property) granted in the ordinary course of a Co-Borrower’s business (or, if referring to another Person, in the ordinary course of such Person’s business), if the leases, subleases, licenses and sublicenses do not prohibit granting Bank a security interest therein;

(bb) non-exclusive licenses of Intellectual Property granted to third parties in the ordinary course of business, and licenses of Intellectual Property that could not result in a legal transfer of title of the licensed property that may be exclusive in respects other than territory and that may be exclusive as to territory only as to discreet geographical areas outside of the United States;

(cc) Liens arising from attachments or judgments, orders, or decrees in circumstances not constituting an Event of Default under Sections 8.4 and 8.7; and

(dd) Liens in favor of other financial institutions arising in connection with a Co-Borrower’s deposit and/or securities accounts held at such institutions, provided that Bank has a perfected security interest in the amounts held in such deposit and/or securities accounts.

“Person” is any individual, sole proprietorship, partnership, limited liability company, joint venture, company, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or government agency.

“PPSA” means the Personal Property Security Act (British Columbia) as amended and as may be further amended and in effect from time to time.

“Prepayment Fee” is, with respect to any Term Loan subject to prepayment prior to the Term Loan Maturity Date, whether by mandatory or voluntary prepayment, acceleration or otherwise, an additional fee payable to Bank in amount equal to: (i) for a prepayment made on or after the Effective Date through and including the first anniversary of the Effective Date, three percent (3.00%) of the principal amount of the Term Loans prepaid; (ii) for a prepayment made after the date which is after the first anniversary of the Effective Date through and including the second anniversary of the Effective Date, two percent (2.00%) of the principal amount of the Term Loans prepaid, and for the avoidance of doubt, for prepayment made after the second anniversary of the Effective Date, no Prepayment Fee shall be payable by Co-Borrowers to Bank.

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“Prime Rate” is the rate of interest per annum from time to time published in the money rates section of The Wall Street Journal or any successor publication thereto as the “prime rate” then in effect; provided that if such rate of interest, as set forth from time to time in the money rates section of The Wall Street Journal, becomes unavailable for any reason as determined by Bank, the “Prime Rate” shall mean the rate of interest per annum announced by Bank as its prime rate in effect at its principal office in the State of California (such Bank announced Prime Rate not being intended to be the lowest rate of interest charged by Bank in connection with extensions of credit to debtors).

“Quarterly Financial Statements” is defined in Section 6.2(a).

“Receiver” is defined in Section 9.1(l).

“Registered Organization” is any “registered organization” as defined in the Code with such additions to such term as may hereafter be made.

“Regulatory Change” means, with respect to Bank, any change on or after the date of this Agreement in United States federal, state, or foreign laws or regulations, including Regulation D, or the adoption or making on or after such date of any interpretations, directives, or requests applying to a class of lenders including Bank, of or under any United States federal or state, or any foreign laws or regulations (whether or not having the force of law) by any court or governmental or monetary authority charged with the interpretation or administration thereof.

“Requirement of Law” is as to any Person, the organizational or governing documents of such Person, and any law (statutory or common), treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Responsible Officer” is any of the Chief Executive Officer, Chief Financial Officer, Chief Medical Officer and Chief Operating Officer of each Co-Borrower.

“Restricted License” is any material license or other agreement with respect to which a Co-Borrower is the licensee (a) that prohibits or otherwise restricts a Co-Borrower from granting a security interest in such Co-Borrower’s interest in such license or agreement or any other property, or (b) for which a default under or termination of could interfere with the Bank’s right to sell any Collateral.

“SEC” shall mean the Securities and Exchange Commission, any successor thereto, and any analogous Governmental Authority of any jurisdiction.

“Securities Account” is any “securities account” as defined in the Code with such additions to such term as may hereafter be made.

“Subordinated Debt” is indebtedness incurred by a Co-Borrower subordinated to all of such Co-Borrower’s now or hereafter indebtedness to Bank (pursuant to a subordination, intercreditor, or other similar agreement in form and substance satisfactory to Bank entered into between Bank and the other creditor), on terms acceptable to Bank.

“Subsidiary” is, as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless the context otherwise requires, each reference to a Subsidiary herein shall be a reference to a Subsidiary of a Co-Borrower or Guarantor.

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“Term Loan” is a loan made by Bank pursuant to the terms of Section 2.1.1 hereof.

“Term A Loan” is a loan made by Bank pursuant to the terms of Section 2.1.1 hereof.

“Term B Loans” is a loan made by Bank pursuant to the terms of Section 2.1.1 hereof.

“Term B Loan Non-Usage Fee” is an additional, one-time fee payable to Bank, if at all, in amount equal to Twenty Thousand Dollars ($20,000); provided that the Term B Loan Non-Usage Fee shall be paid, if at all, on the earlier of May 1, 2017 or prior repayment in connection with Sections 2.1.1(c) or (d), and may be debited (or ACH’d) from any of Co-Borrower’s Accounts.

“Term Loan Maturity Date” is September 1, 2020.

“Term Loan Payment” is defined in Section 2.1.1(b).

“Trademarks” means any trademark and servicemark rights, whether registered or not, applications to register and registrations of the same and like protections, and the entire goodwill of the business of a Co-Borrower connected with and symbolized by such trademarks.

“Transfer” is defined in Section 7.1.

“Warrants” are those certain Warrants to Purchase Stock dated as of the Effective Date, or any date theretofore or thereafter, issued by ESSA PHARMA INC. in favor of Bank and/or Life Science Loans, LLC.

[Signature page follows.]

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IN WITNESS WHEREOF, this Agreement and all documents executed in connection herewith, or relating thereto, have been negotiated, prepared and deemed to be executed by Co-Borrowers as of the Effective Date in the U.S..

BORROWERS:

ESSA PHARMA INC.

By (signed) “David Wood”
Name: David Wood
Title: Chief Financial Officer

ESSA PHARMACEUTICALS CORP.

By (signed) “David Wood”
Name: David Wood
Title: Chief Financial Officer

BANK:

SILICON VALLEY BANK

By (signed) “Igor DaCruz”
Name: Igor DaCruz
Title: Vice President

[Signature Page to Loan and Security Agreement]

EXHIBIT A

COLLATERAL DESCRIPTION

The Collateral consists of all of Co-Borrowers’ right, title and interest in and to the following personal property:

All goods, Accounts (including health-care receivables), Equipment, Inventory, contract rights or rights to payment of money, leases, license agreements, franchise agreements, General Intangibles (except as provided below), commercial tort claims, documents, instruments (including any promissory notes), chattel paper (whether tangible or electronic), cash, deposit accounts, fixtures, letters of credit rights (whether or not the letter of credit is evidenced by a writing), securities, and all other investment property, supporting obligations, and financial assets, whether now owned or hereafter acquired, wherever located; and

all Co-Borrowers’ Books relating to the foregoing, and any and all claims, rights and interests in any of the above and all substitutions for, additions, attachments, accessories, accessions and improvements to and replacements, products, proceeds and insurance proceeds of any or all of the foregoing.

Notwithstanding the foregoing, the Collateral does not include: (a) any Intellectual Property; provided, however, the Collateral shall include all Accounts and all proceeds of Intellectual Property; (b) more than sixty-five percent (65%) of the presently existing and hereafter arising issued and outstanding shares of capital stock owned by Essa U.S. or any Foreign Subsidiary of Essa U.S. which shares entitle the holder thereof to vote for directors or any other matter; (c) any lease, license, contract, equipment, property rights or agreement (including joint venture agreements) to which a Co-Borrower is a party or any of its rights or interests thereunder if and for so long as the grant of a security interest therein shall constitute a breach or termination pursuant to the terms of, or a default under, any such lease, license, contract, equipment, property rights or agreement (including joint venture agreements) (other than to the extent that any such term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC (or any successor provision or provisions) of any relevant jurisdiction or any other applicable law (including the United States Bankruptcy Code) or principles of equity), provided however that such security interest shall attach immediately at such time as the condition causing such abandonment, invalidation or unenforceability shall be remedied and to the extent severable, shall attach immediately to any portion of such lease, license, contract, property rights or agreement that does not result in any of the consequences specified above.

If a judicial authority (including a U.S. Bankruptcy Court) would hold that a security interest in the underlying Intellectual Property is necessary to have a security interest in such Accounts and such property that are proceeds of Intellectual Property, then the Collateral shall automatically, and effective as of the Effective Date, include the Intellectual Property to the extent necessary to permit perfection of Bank’s security interest in such Accounts and such other property of Co Borrowers that are proceeds of the Intellectual Property.

Pursuant to the terms of a certain negative pledge arrangement with Bank, Co-Borrowers have agreed not to encumber any of their Intellectual Property without Bank’s prior written consent.

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EXHIBIT B

COMPLIANCE CERTIFICATE

TO: SILICON VALLEY BANK	Date: ______________, 2016

FROM: ESSA PHARMA INC., on behalf of all Co-Borrowers

The undersigned authorized officer of ESSA PHARMA INC. certifies on behalf of all Co-Borrowers that under the terms and conditions of the Loan and Security Agreement between Co-Borrowers and Bank (the “Agreement”):

(1) Co-Borrowers are in complete compliance for the period ending _______________ with all required covenants except as noted below; (2) there are no Events of Default; (3) all representations and warranties in the Agreement are true and correct in all material respects on this date except as noted below; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date; (4) Co-Borrowers, and each of their Subsidiaries, has timely filed all required tax returns and reports, and Co-Borrowers have timely paid all foreign, federal, state and local taxes, assessments, deposits and contributions owed by Co-Borrowers except as otherwise permitted pursuant to the terms of Section 5.9 of the Agreement; and (5) no Liens have been levied or claims made against Co-Borrowers or any of their Subsidiaries relating to unpaid employee payroll or benefits of which Co-Borrowers have not previously provided written notification to Bank.

Attached are the required documents supporting the certification. The undersigned certifies that these are prepared in accordance with IFRS consistently applied from one period to the next except as explained in an accompanying letter or footnotes. The undersigned acknowledges that no borrowings may be requested at any time or date of determination that Co-Borrowers are not in compliance with any of the terms of the Agreement, and that compliance is determined not just at the date this certificate is delivered. Capitalized terms used but not otherwise defined herein shall have the meanings given them in the Agreement.

Please indicate compliance status by circling Yes/No under “Complies” column.

Reporting Covenants	Required	Complies

Quarterly financial statements with Compliance Certificate	Quarterly within 45 days	Yes No
Annual financial statement (CPA Audited) + CC	FYE within 180 days	Yes No
10-Q, 10-K and 8-K	Within 5 days after filing with SEC	Yes No

Other Matters

Have there been any amendments of or other changes to the capitalization table of Co-Borrowers and to the Operating Documents of Co-Borrowers or any of their Subsidiaries? If yes, provide copies of any such amendments or changes with this Compliance Certificate.	Yes	No

The following are the exceptions with respect to the certification above: (If no exceptions exist, state “No exceptions to note.”)

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

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ESSA PHARMA INC., on behalf of all Co-Borrowers	BANK USE ONLY

Received by:______________________________
By: _______________________________________		AUTHORIZED SIGNER
Name: _____________________________________	Date: ___________________________________
Title: ______________________________________
Verified: _________________________________
AUTHORIZED SIGNER
Date: ____________________________________

	Compliance Status:	Yes No

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EXHIBIT C - LOAN PAYMENT/ADVANCE REQUEST FORM

DEADLINE FOR SAME DAY PROCESSING IS NOON PACIFIC TIME*

Fax To:	Date: _____________________

LOAN PAYMENT: ESSA PHARMA INC., on behalf of all Co-Borrowers
From Account #	___________________________________	To Account #___________________________
	(Deposit Account #)	(Loan Account #)
Principal $	__________________________________	and/or Interest $ _________________________

Authorized Signature:	__________________________________	Phone Number: __________________________
Print Name/Title:	__________________________________

LOAN ADVANCE: Complete Outgoing Wire Request section below if all or a portion of the funds from this loan advance are for an outgoing wire.
From Account # _________________________________		To Account # ____________________________________
	(Loan Account #)		(Deposit Account #)

Amount of Advance $	_______________________

All Co-Borrowers’ representations and warranties in the Loan and Security Agreement are true, correct and complete in all material respects on the date of the request for an advance; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date:

Authorized Signature:	______________________	Phone Number:	______________________________

Print Name/Title:	______________________

OUTGOING WIRE REQUEST: Complete only if all or a portion of funds from the loan advance above is to be wired. Deadline for same day processing is noon, Pacific Time

Beneficiary Name:	_________________________	Amount of Wire: $	____________________________
Beneficiary Bank:	_________________________	Account Number:	____________________________
City and State:	_________________________

Beneficiary Bank Transit (ABA) #: ________________		Beneficiary Bank Code (Swift, Sort, Chip, etc.): _____________
(For International Wire Only)

Intermediary Bank:	_________________________	Transit (ABA) #:

For Further Credit to: _____________________________________________________________________________________

Special Instruction:	_________________________________________________________________________

By signing below, I (we) acknowledge and agree that my (our) funds transfer request shall be processed in accordance with and subject to the terms and conditions set forth in the agreements(s) covering funds transfer service(s), which agreements(s) were previously received and executed by me (us).

Authorized Signature: ____________________________		2nd Signature (if required): ________________________

Print Name/Title:	____________________________	Print Name/Title:	____________________________

Telephone #:	____________________________	Telephone #:	____________________________

* Unless otherwise provided for an Advance bearing interest at LIBOR.

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EXHIBIT D

BORROWING RESOLUTIONS

CORPORATE BORROWING certificatE

Borrower:	ESSA PHARMACEUTICALS CORP.	Date: November 18, 2016
Bank:	Silicon Valley Bank

I hereby certify as follows, as of the date set forth above:

1.       I am the Secretary, Assistant Secretary or other officer of Borrower. My title is as set forth below.

2.       Borrower’s exact legal name is set forth above. Borrower is a corporation existing under the laws of the State of Texas.

3.       Attached hereto are true, correct and complete copies of Borrower’s Articles/Certificate of Incorporation (including amendments), as filed with the Secretary of State of the state in which Borrower is incorporated as set forth above. Such Articles/Certificate of Incorporation have not been amended, annulled, rescinded, revoked or supplemented, and remain in full force and effect as of the date hereof.

4.       The following resolutions were duly and validly adopted by Borrower’s Board of Directors at a duly held meeting of such directors (or pursuant to a unanimous written consent or other authorized corporate action). Such resolutions are in full force and effect as of the date hereof and have not been in any way modified, repealed, rescinded, amended or revoked, and Silicon Valley Bank (“Bank”) may rely on them until Bank receives written notice of revocation from Borrower.

Resolved, that any one of the following officers or employees of Borrower, whose names, titles and signatures are below, may act on behalf of Borrower:

Name	Title	Signature	Authorized to Add or Remove Signatories
__________________________	_______________________	________________________	☐
__________________________	_______________________	________________________	☐
__________________________	_______________________	________________________	☐
__________________________	_______________________	________________________	☐

Resolved Further, that any one of the persons designated above with a checked box beside his or her name may, from time to time, add or remove any individuals to and from the above list of persons authorized to act on behalf of Borrower.

Resolved Further, that such individuals may, on behalf of Borrower:

Borrow Money. Borrow money from Bank.

Execute Loan Documents. Execute any loan documents Bank requires.

Grant Security. Grant Bank a security interest in any of Borrower’s assets.

Negotiate Items. Negotiate or discount all drafts, trade acceptances, promissory notes, or other indebtedness in which Borrower has an interest and receive cash or otherwise use the proceeds.

Apply for Letters of Credit. Apply for letters of credit from Bank.

Enter Derivative Transactions. Execute spot or forward foreign exchange contracts, interest rate swap agreements, or other derivative transactions.

Issue Warrants. Issue warrants for Borrower’s capital stock.

Further Acts. Designate other individuals to request advances, pay fees and costs and execute other documents or agreements (including documents or agreement that waive Borrower’s right to a jury trial) they believe to be necessary to effect these resolutions.

Resolved Further, that all acts authorized by the above resolutions and any prior acts relating thereto are ratified.

5.       The persons listed above are Borrower's officers or employees with their titles and signatures shown next to their names.

By: _________________________________

Name: _______________________________

Title: ________________________________

*** If the Secretary, Assistant Secretary or other certifying officer executing above is designated by the resolutions set forth in paragraph 4 as one of the authorized signing officers, this Certificate must also be signed by a second authorized officer or director of Borrower.

I, the __________________________ of Borrower, hereby certify as to paragraphs 1 through 5 above, as of the date set forth above.

By: ____________________________________

Name: __________________________________

Title: ___________________________________

EXHIBIT D

BORROWING RESOLUTIONS

Borrower: ESSA Pharma Inc.

I, David Parkinson, the undersigned Chief Executive Office of ESSA PHARMA INC. (the “Corporation”), HEREBY CERTIFY that the Corporation is organized and existing under and by virtue of the laws of British Columbia.

I FURTHER CERTIFY that attached hereto as Attachments 1 and 2 are true and complete copies of the Notice of Articles and Articles, as amended, each of which is in full force and effect on the date hereof.

I FURTHER CERTIFY that at a meeting of the Directors of the Corporation, duly called and held, at which a quorum was present and voting (or by other duly authorized corporate action in lieu of a meeting), the following resolutions (the “Resolutions”) were adopted pursuant to the Business Corporations Act (British Columbia).

BE IT RESOLVED, that any one (1) of the following named officers, employees, or agents of this Corporation, whose actual signatures are shown below:

NAMES	POSITION	ACTUAL SIGNATURES

David Parkinson	Chief Executive Officer ___	______________________________

David S. Wood	Chief Financial Officer	______________________________

Marianne Sadar	Chief Scientific Officer	______________________________

Raymond Andersen	Chief Technology Officer	______________________________

acting for and on behalf of this Corporation and as its act and deed be, and they hereby are, authorized and empowered:

Borrow Money. To borrow from time to time from Silicon Valley Bank (“Bank”), on such terms as may be agreed upon between the officers, employees, or agents of the Corporation and Bank, such sum or sums of money as in their judgment should be borrowed, without limitation.

Execute Loan Documents. To execute and deliver to Bank that certain Loan and Security Agreement dated as of November 18, 2016 (the “Loan Agreement”) and any other agreement entered into between Corporation and Bank in connection with the Loan Agreement, including any amendments, all as amended or extended from time to time (collectively, with the Loan Agreement, the “Loan Documents”), and also to execute and deliver to Bank one or more renewals, extensions, modifications, refinancings, consolidations, or substitutions for the Loan Documents, or any portion thereof.

Grant Security. To grant a security interest to Bank in the Collateral described in the Loan Documents, which security interest shall secure all of the Corporation’s Obligations, as described in the Loan Documents.

Negotiate Items. To draw, endorse, and discount with Bank all drafts, trade acceptances, promissory notes, or other evidences of indebtedness payable to or belonging to the Corporation or in which the Corporation may have an interest, and either to receive cash for the same or to cause such proceeds to be credited to the account of the Corporation with Bank, or to cause such other disposition of the proceeds derived therefrom as they may deem advisable.

Warrants. To issue Bank warrants to purchase common shares in the capital of the Corporation.

Letters of Credit. To execute letter of credit applications and other related documents pertaining to Bank’s issuance of letters of credit.

Corporate Credit Cards. To execute corporate credit card applications and agreements and other related documents pertaining to Bank’s provision of corporate credit cards.

Further Acts. In the case of lines of credit, to designate additional or alternate individuals as being authorized to request advances thereunder, and in all cases, to do and perform such other acts and things, to pay any and all fees and costs, and to execute and deliver such other documents and agreements as they may in their discretion deem reasonably necessary or proper in order to carry into effect the provisions of these Resolutions.

BE IT FURTHER RESOLVED, that any and all acts authorized pursuant to these resolutions and performed prior to the passage of these resolutions are hereby ratified and approved, that these Resolutions shall remain in full force and effect and Bank may rely on these Resolutions until written notice of their revocation shall have been delivered to and received by Bank. Any such notice shall not affect any of the Corporation’s agreements or commitments in effect at the time notice is given.

I FURTHER CERTIFY that the officers, employees, and agents named above are duly elected, appointed, or employed by or for the Corporation, as the case may be, and occupy the positions set forth opposite their respective names; that the foregoing Resolutions now stand of record on the books of the Corporation; and that the Resolutions are in full force and effect and have not been modified or revoked in any manner whatsoever.

IN WITNESS WHEREOF, I have hereunto set my hand on November 18, 2016 and attest that the signatures set opposite the names listed above are their genuine signatures.

CERTIFIED AND ATTESTED BY:

X _________________________________
David Parkinson, Chief Executive Officer

EXHIBIT E

SUBSCRIBER CERTIFICATE

TO: ESSA PHARMA INC.
AND TO: ESSA PHARMACEUTICALS CORP.

Terms not otherwise defined herein have the meanings attributed to them in this Agreement or National Instrument 45-106 Prospectus Exemptions (“NI 45-106”)[1], as applicable. All monetary references are in Canadian dollars.

In connection with the subscription for the Warrants by the undersigned, and in addition to the covenants, representations and warranties contained in the Warrant certificate, the undersigned covenants, represents and warrants to Co-Borrowers and certifies to Co-Borrowers and acknowledges that the Co-Borrowers are relying thereon that:

General

A.	the clause checked below applies [Please check one box]:
☐	(i) the undersigned is subscribing for the Warrants as principal; or
☐	(iii) the undersigned is deemed to be subscribing for the Warrants as principal under applicable securities laws, in accordance with the following statutory provision:
[state particulars, including statutory provision and basis on which the undersigned is deemed to be subscribing as principal] _________________________________________________________________________________

________________________________________________________________________________________

Prospectus Exemption

B.       the undersigned is an “accredited investor” as such term is defined in NI 45-106, and as at the time of issuance of the Warrants, the Purchaser falls within the following categories [Please check at least one box]:

☐	(a) a Canadian financial institution, or a Schedule III bank,
☐	(b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada),
☐	(c) a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,
☐	(d) a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer,
☐	(e) an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d),
☐	(e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador),

______________________

[1] Terms used herein that are defined in National Instrument 14-101 (“NI 14-101”) as adopted by the securities regulatory authority in the jurisdiction of the Purchaser have the meaning given to them in NI 14-101 and terms used herein that are defined in the securities legislation of the jurisdiction of the Purchaser have the meaning given to them in that legislation. Reference should be made to NI 45-106 itself for its complete text, including other definitions, and to the Companion Policy to NI 45-106 for matters of interpretation and application.

☐	(f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada,
☐	(g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;
☐	(h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,
☐	(i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada,
☐	(j) an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that, before taxes, but net of any related liabilities, exceeds $1,000,000[2],
☐	(j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $5,000,000,
☐	(k) an individual whose net income before taxes exceeded $200,000 in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year,
☐	(l) an individual who, either alone or with a spouse[3], has net assets of at least $5,000,000,
☐	(m) a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements, and such person has not been created or used solely to purchase or hold securities as an accredited investor,
☐	(n) an investment fund that distributes or has distributed its securities only to
(ii) A person that is or was an accredited investor at the time of the distribution
(iii) A person that acquires or acquired securities in the circumstances referred to in sections 2.10 of NI-45-106 [Minimum amount investment], and 2.19 or NI 45- 106 [Additional investment in investment funds], or
(iv) A person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 of NI 45-106 [Investment fund reinvestment],
☐	(o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt,
☐	(p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed[4] by the trust company or trust corporation, as the case may be,

______________________

[2] For purposes of this certificate, (i) “financial assets” means cash, securities, or any contract of insurance or deposit or evidence thereof that is not a security for the purposes of securities legislation, and (ii) “related liabilities” means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets.

[3] For purposes of this certificate, the term “spouse” means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada) from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii) above, or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta).

☐	(q) a person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction,
☐	(r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser[5] or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded,
☐	(s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function,
☐	(t) a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are Accredited Investors,
☐	(u) an investment fund that is advised by a person registered as, an adviser or, a person that is exempt from registration as an adviser,
☐	(v) a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as an Accredited Investor, or
☐	(w) a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

The representations, warranties, statements and certifications made in this Subscriber Certificate are true and accurate as of the date of this Subscriber Certificate and will be true and accurate as of the date of issuance of the Warrants. If any such representation, warranty, statement or certification becomes untrue or inaccurate prior to the time of issuance of the Warrants, the undersigned shall give Co-Borrowers immediate written notice thereof.

Signature of Subscriber of Authorized Signatory of Purchaser

Name of Subscriber [Please Print]
Name and Office of Authorized Signatory of Subscriber [Please Print]

______________________

[4] A “fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction.

[5] For the purposes of this certificate, an “eligibility adviser” means (a) a person that is registered as an investment dealer and authorized to give advice with respect to the Units; and (b) in Saskatchewan or Manitoba, also means a lawyer who is a practising member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or management accountants in a jurisdiction of Canada, provided that the lawyer or public accountant (a) does not have a professional, business or personal relationship with the Issuer, or any of its directors, executive officers, founders or control persons, and (b) has not acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person or company that has acted for or been retained by the Issuer or any of its directors, executive officers, founders or control persons within the previous 12 months.

MARKETING CONSENT FORM

Marketing Consent Form

SVB Financial Group is proud of our business relationships and occasionally likes to promote these relationships. We would like to use your company’s information and logo for promotional and marketing purposes in SVB Financial Group member businesses (collectively “SVB”) materials. While we would appreciate your consent to all of the uses listed below, please review and select all of the uses that you consent to below.

Approved Use(s)

Indicate your selection(s) by checking the boxes below

☐	Marketing: You consent to SVB’s use of Company’s name, logo and images provided to us in written and oral presentations, advertising, marketing and PR materials, professional lists and websites.
☐	Deal Terms: You consent to SVB’s inclusion of the size and type of any loan or credit facility alongside your company’s name in any oral presentations, advertising, marketing and PR materials, customer lists, and websites.
☐	Reference: You consent to SVB’s use of Company and representatives’ names as a reference for SVB.
☐	Testimonial: You consent to SVB’s use of Company and representatives’ names and quotations in written and oral presentations, marketing and PR materials, and websites. Our practice is to send you a draft of any quotation concerning Company prior to publishing.
☐	News release: You consent to SVB’s use of Company’s name, trademarks, service marks, quotations and images provided to us in the SVB’s news releases concerning Company. Our practice is to send you a draft of any news release concerning Company prior to publishing.

Logos

In order to maintain the integrity of your logos, please provide them in:

‣ Full color and black and white versions, with or without taglines

‣ At least 300 dpi in PNG, EPS, TIF, or JPG formats (please do not send PDF or website logos).

Names

Please make sure to print the Company name, and any individual names and titles as you would like them displayed in materials or lists.

Company name
Additional names

You grant to SVB a limited license to use the information for the limited purposes above, which you can revoke upon written notice to SVB. The signer below acknowledges that he or she has authority to bind the Company to this consent. SVB will not be responsible for versions that were printed prior to receiving notice revoking any such consent. Company is solely responsible for defense and maintenance of its intellectual property.

Please contact your Relationship Advisor or SVB representative if you have any questions.

Accepted or Agreed on Behalf Of Company or Yourself
Name	Title

Signature	Today’s date

Address
Phone number	Email

Return this completed form and any attachments to your Relationship Advisor or SVB via email at logo@svb.com.

©2014 SVB Financial Group. All rights reserved. Silicon Valley Bank is a member of FDIC and Federal Reserve System. SVB>, SVB>Find a way, SVB Financial Group, and Silicon Valley Bank are registered trademarks. B_SAM-14-13427 rev. 06-25-14.